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Japan A
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VitalStream®

The Reliable Streaming Media Service

VitalStream Holdings, Inc.
2004 Annual Report



Complete Toolset

- MediaConsole
- MediaOps™ SDK (Flash)
- Digital Rights Management
- Reporting Dashboard
- Real-time Reporting
- Video Templates

macromedia®
FLASH VIDEO
STREAMING SERVICE

Company

VitalStream is the reliable choice for delivering streaming media to global audiences. Our services combine innovative MediaConsole® management software with an award-winning content delivery network to streamline the process of broadcasting Macromedia® Flash™ Video and Microsoft® Windows Media® over the Internet. VitalStream serves a broad customer base including Fortune-500 corporations, movie studios, news broadcasters, music and radio companies, advertising agencies and educational institutions.

Services

VitalStream Streaming Service for Flash

VitalStream® Streaming Service for Flash™ provides the most complete toolset to deliver interactive video experiences to global audiences using an award-winning content delivery network. Working closely with Macromedia to develop the Flash video streaming platform, VitalStream leads the market as the first and most experienced service provider to offer streaming services for Flash.

VitalStream Streaming Service for Windows Media

VitalStream® Streaming Service for Windows Media® provides the most complete toolset to securely deliver high-quality media to global audiences using an award-winning content delivery network. The service is designed for customers seeking to distribute or sell their media online with maximum control of how their audience accesses their media.


MEDIACONSOLE™ FOR FLASH
POWERED BY VitalStream
Week Overview Report
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NEXT
Concurrent Viewers

Windows Media Service Provider


Total Revenue
9,972
7,001
3,787
2002
2003
2004
(in thousands of dollars)



Gross Margin %
43%
2002
52%
2003
54%
2004



Shareholders' Equity
11,321
1,473
2002
2003
2004

(in thousands of dollars)

Content Delivery Network

VitalStream reliably delivers streaming media to large global audiences using an award-winning content delivery network that powers all of our services. The network provides international reach through strategically located data centers with high-performance connectivity into multiple Tier-1 backbones offering massive throughput and route optimized peering.

To Our Shareholders

VitalStream continued to solidify its market leadership position in the rich media streaming sector during 2004. We experienced strong revenue growth, broadened our customer base, increased our portfolio of products and services and enhanced our management team and board of directors. In addition, we engaged in transactions that significantly strengthened the Company's financial condition.

Revenues for 2004 were $10 million, an increase of 42 percent over revenues of $7.0 million in 2003. In the fourth quarter alone, revenues grew 69 percent over the prior year and we achieved two important milestones—it was the first quarter in the Company's history in which both monthly net revenues exceeded $1 million and monthly recurring revenues exceeded $1 million. Our sales growth reflects both expanded relationships with existing customers and our ability to add new customers as we ended the year with more than 500 significant customer relationships.

Our ability to provide the content delivery network (CDN) industry's leading streaming media solutions led to our adding large enterprise customers in the media, advertising, entertainment and retail sectors. Some of the more prominent names now utilizing VitalStream's streaming media capabilities include ABC News, Comcast, The New York Times, National Geographic, Target, CNET, Unisys, RadioShack, Ralph Lauren Polo and Ogilvy & Mather.

The prospects for streaming media are excellent as an increasing number of organizations are finding more ways to use the technology to deliver innovative communications to customers and other key constituencies. The growth in this market is being driven by the growing acceptance of the Internet as an important medium, improvements in streaming quality which enhance the viewer's experience, and growth in the adoption of broadband, which recently surpassed dial-up among Internet users. To ensure that we capitalize on these market opportunities, we have made product innovation a linchpin of our growth strategy. Building on the momentum from 2004, we intend to leverage our strong financial position to further advance our product suite in 2005.

During 2004, we initiated the roll-out of Macromedia® Flash™ Video Streaming Service (FVSS) powered by VitalStream. This offering enables companies to reliably and quickly deliver video-enabled Flash content—including the streaming of live events and rich media advertising campaigns—using Macromedia Flash Player, which is installed on more than 98 percent of Internet-enabled computers. For Flash developers, we created the MediaOps™ SDK software that facilitates the development and deployment of Flash Video over the Internet.

As the first service provider to offer the Flash format for the delivery of streaming video, we have established a commanding market position while continuously enhancing our products and services as we see the demand for Flash-based streaming escalating. We plan to introduce our third generation Flash platform in the second quarter of 2005. It will incorporate a number of new features, including an enhanced reporting system, new international capabilities and an exclusive monitoring dashboard developed in conjunction with Keynote Systems, a leader in e-business performance management services.

We are complementing our investments in product development with initiatives to enhance our network infrastructure as we seek to support the growing and increasingly sophisticated needs of our customers while maintaining a superior quality of service. In addition, we are increasing our market presence by expanding our sales force and implementing new marketing programs and alliances to increase VitalStream's visibility among key customer groups.

The Company's ability to position itself for growth is the result of a strategic financing transaction that left us with one of the strongest balance sheets in the sector. In June 2004, we completed a private placement of common stock and warrants that generated gross proceeds of $11 million. As a result of this transaction, we ended 2004 with $10.3 million in cash. A number of well-regarded institutional investors participated in this offering, including WaldenVC, Dolphin Equity Partners, Newlight Associates, Stephens Investment Management and the RS Orphan Fund. Their participation lends important credibility to VitalStream. Several non-director members of our management team further aligned their interests with those of shareholders by participating in the offering, as well.

We also completed a transaction in which a Promissory Note held by a major shareholder and all outstanding shares of our 2003 Series A Preferred Stock were converted into common stock, greatly simplifying our balance sheet. Our improved financial position also enabled us to establish a new banking relationship involving both a term line and revolving line of credit totaling $4.0 million at significantly lower borrowing costs than prior arrangements.

As we embark on VitalStream's next phase of growth, we have assembled a very solid management team and board of directors to drive this effort. With the departure of co-founder Paul Summers as CEO, Philip N. Kaplan took on additional responsibilities as President and COO. Mark Belzowski, who has more than two decades of financial management experience, joined the company as chief financial officer. We also enhanced our board of directors with the appointments of Raymond L. Ocampo Jr., a former member of the senior management team at Oracle Corporation, and Phil Sanderson, a general partner at WaldenVC.

The future looks promising for VitalStream and our optimism is based on our success to date and a solid growth strategy. We will continue our focus on streaming media and on targeting key customer sectors, while emphasizing product innovation. In addition, we believe that there are significant opportunities for our offerings in international markets.

We also expect that continued industry growth will lead to consolidation. With a strong cash position, VitalStream has the resources to acquire companies or assets that will add additional scale or technology to further enhance our core businesses. We will also seek to strengthen our existing partnerships with leaders such as Macromedia and Microsoft®, and develop new strategic partnerships that will strengthen our market leadership position.

In closing, I want to acknowledge the tremendous accomplishments of our associates during the past year. We thank you for your support and look forward to reporting on our success in the year ahead.

Philip N. Kaplan
President & Chief Operating Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____ to ____

Commission File No. 001-10013

VITALSTREAM HOLDINGS, INC.

(Exact name of registrant as specified in charter)

Nevada	87-0429944
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One Jenner, Suite 100
Irvine, California 92618
(949) 743-2000

(Address of principal executive offices and telephone number)

Securities registered pursuant to Section 12(b) of the Act: N/A

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. YES ☐
NO ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Act).
YES ☐ NO ☒

The aggregate market value of the Registrant's common stock held by nonaffiliates of the Registrant as of June 30, 2004 was approximately $18,995,849, computed using the closing sale price of $0.75 per share for the Registrant's common stock on June 30, 2004. As of March 15, 2005, there were 60,796,725 shares of the Registrant's common stock, par value $0.001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement for its 2004 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. The Proxy Statement will be filed with the Securities and Exchange Commission no later than April 30, 2005.

Except as otherwise stated, the information contained in this Form 10-K is as of December 31, 2004.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

This report on Form 10-K (this "Report") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Persons considering purchasing or selling shares of our common stock are cautioned that our actual results will differ (and may differ significantly) from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those factors discussed herein under "Risk Factors" and elsewhere in this Report. The reader is also encouraged to review our other filings with the Securities and Exchange Commission describing other factors that may affect our future results.

Overview

VitalStream Holdings, Inc. provides products and services that allow companies to broadcast video, audio and other related digital media over the Internet. Our services include Internet streaming, which is the most efficient method of broadcasting video, audio and other media over the Internet. We also offer hosting services that are accompanied by extensive support services, which we collectively refer to as managed services. We provide streaming, hosting, and other related services to companies in a variety of industries; however, we focus our marketing efforts toward media and entertainment companies, advertising agencies, retailers, radio stations, Internet gaming companies, companies needing online training or webcasting, and other businesses that create and have a need to electronically distribute their digital media.

We believe that as a result of recent advances in streaming technology and continued growth in the number of people using broadband Internet connections, the Internet has become a widely used global medium for distributing and receiving audio and video content. Consumer applications for streaming include movies and movie trailers, music samples, interactive television, news clips, online video games, pay-per-view music, theater, sports and other events. Business applications center on communications to customers, employees, and partners over the Internet or through the use of Intranets, including employee training, sales calls, delivery of rich media advertising messages, product launches, press and other video conferencing and presentations.

We are uniquely positioned as an Internet content delivery network specializing in the delivery of rich media content. A concern frequently cited by companies is that deploying streaming media solutions on the Internet is a difficult and complex process to manage because it involves a number of departments inside the corporation as well as the Internet content delivery network provider. We offer a service that brings together all of the hardware, software and expertise necessary to enable customers to deliver rich media content solutions in an integrated and reliable fashion.

One of our primary technologies is MediaConsole(R). MediaConsole(R) allows our customers to stream audio and video content to listeners and viewers without requiring the content to be fully downloaded before listening or viewing. It also allows our customers to manage their media, by video clip or media package. They are able to determine when content will be available for broadcast over the Internet, insert advertising into the content and charge listeners and viewers via numerous business rules including pay-per-view. MediaConsole(R) real-time reporting enables customers to better understand the behavior (viewing or listening habits) of their audience and view reports by domain, media package and individual file.

Target Markets

Numerous companies use the Internet to broadcast content to a geographically dispersed audience. These companies need sophisticated and reliable Internet digital media delivery solutions. The conversion of audio and video content into a streaming media format that can be distributed electronically is a technologically and artistically complex process. Selecting the equipment, the software and the distribution model appropriate for certain streaming applications requires technical expertise that most content owners do not have. In addition, constructing and maintaining the server network infrastructure and the broadband connectivity to the Internet on a stand-alone basis is costly and may distract the content owner from its core business. Our business is to provide these customers with a comprehensive end-to-end solution that is reliable, secure and scalable.

There is a broad market for our streaming, managed services and hosting products and services. The market for content delivery services, and specifically streaming, is growing rapidly, and numerous companies are using streaming technology for everything from in-house training and online rich media advertising, to international product demonstrations and worldwide distribution of movie trailers and branded products. We serve a broad customer base including Fortune 500 corporations, movie studios, news broadcasters, music and radio companies, advertising agencies and educational institutions. Our customers usually fall into one of four categories: advertising, entertainment and media, corporate communications or small business/small office and home office (SMB/SOHO).

Although the potential market for our services is broad, we focus our marketing efforts on industries which currently use the Internet to distribute their digital content and industries for which industry analysts and other sources anticipate growth in the use of the content delivery products and services we provide. These industries include the following:

Media and Entertainment

Media and entertainment companies include, but are not limited to, movie studios, filmmakers, TV producers, news broadcasters, talk shows, and sports broadcasters. We help these companies encode and broadcast movie trailers, full-length films, pay-per-view movies, news clips and live broadcasts. Our MediaConsole(R) technology permits our customers to track the number of their viewers, to manage their customer subscriptions and to track their pay-per-view fees.

According to a January 2005 report published by Accustream Research, 14.2 billion video streams were viewed in 2004. Video streams are forecast to grow by 48% in 2005 to over 21 billion served.

Online Advertising, Advertising Agencies and Rich Media

Rich media advertising is online advertising technologically enhanced with movement, sound or video. Traditional print and television advertising is expensive and targets broad demographic groups. Online advertising can be more cost effective and has the ability to narrowly target an audience or have a broad reach. Unlike print and television advertising, rich media can deliver instant, detailed feedback, ranging from how many seconds PC users spent viewing an ad, to what the user clicked to next and how many unique visitors viewed the ad. Rich media also can provide a call to action, getting users to submit demographic data in real time, by completing a form, or making an online purchase.

In a report released in February 2005, the Online Publishers Association found more than 25% of Internet users now watch video online weekly. In addition, it found that 51% of respondents watch online video at least once a month and that 5% of respondents watch it on a daily basis. Of the 70% of respondents who said they had seen a video advertisement online, 44% said they had taken some kind of action as a result of seeing that ad. Subsequently, Jupiter Research predicts a 64% increase jump in online video ad spending in 2005.

As more companies incorporate online advertising into their media plans, advertising agencies will need to offer a complete solution to their clients. Agencies will need a reliable content delivery network partner to stream the rich media ads over the Internet. We can provide the necessary products and services to help advertising agencies broadcast the rich media ads they create to their clients' audience.

According to TNS Media Intelligence, a provider of advertising and marketing information to clients, total spending on advertising in all media in the United States in 2004 increased from approximately $128.5 billion in 2003 to approximately $141.1 billion in 2004. The Internet was the category with the greatest growth, increasing 21.4 percent, up from $6.1 billion in 2003 to $7.4 billion in 2004. A study by eMarketer estimated that US online advertising will reach $8.6 billion in 2005 and $9.9 billion in 2007.

Corporate Communications

Delivering corporate communications via video over the Internet is a growing need for a variety of corporations. This type of communication vehicle is appropriate for a range of companies including retailers, manufacturers, medical institutions, service companies and faith-based entities. Their corporate and investor presentations, product demonstrations, distance learning programs, as well as in-house and customer training programs are frequently delivered to a broadly dispersed audience by using our live or on-demand video streaming solutions.

Music and Radio

Radio stations use streaming technology to expand the reach of their broadcast. By streaming their programming over the Internet, they make it available to a wider audience. This allows stations to provide sponsors and advertisers access to demographics unreachable by conventional broadcast signals. In addition, musicians, record companies and online music retailers use streaming technology to permit potential customers to listen to short samples of their music prior to purchasing a song or CD.

Internet Gaming

Internet gaming companies develop or sell various types of video games. Using streaming technology, players of online video games can interact with other players over the Internet and download new scenes and levels. Gaming over the Internet is becoming increasing popular and gaming companies are putting significant resources into developing and selling Internet games.

Education

Educational institutions include universities, community colleges, and other educational organizations. Most of these institutions are equipped with broadband connections and have Internet savvy students. By using streaming technology, these institutions can broadcast prerecorded audio and video, or broadcast live lectures, allowing students to take courses at their convenience.

Other Businesses That Broadcast Digital Media

Companies are increasingly using electronic communications to operate faster and more efficiently. Companies can reduce travel costs by using streaming technology to hold meetings and to deliver internal communications. Additional uses of streaming in the business include online advertising, online trade shows, press conferences, employee training and product demonstrations.

Products and Services

General

We focus on providing market leading streaming media solutions, with customized products and services that allow companies to tailor the way they broadcast, manage, and track the content they are delivering over the Internet. Our key products and services are as follows:

MediaConsole(R)

Our proprietary streaming and content management software is called MediaConsole(R). MediaConsole allows our customers to continuously broadcast audio and video content to listeners and viewers in the Microsoft Windows Media format, RealNetworks and Apple Computer QuickTime formats without requiring the content to be downloaded before listening or viewing. MediaConsole allows our customers to:

- Set when content will be available for broadcast over the Internet;
- Insert advertising and branding into the content;
- Use Web pages that surround movies with custom graphics and advertisements to attract and interact with prospective audience members; and
- View detailed audience reports in near real-time;
- Digital rights management solutions to charge listeners and viewers using numerous business rules;
- Use "point-and-click" features to manage the streaming process.

A customer using MediaConsole can request a number of additional features without needing to contact our customer service representatives. This automation allows us to minimize personnel costs. Customers typically commit to a monthly fee for streaming services, based on the volume and complexity of their specific solution. Customers using both our streaming and our hosting services can use MediaConsole to perform Web site management tasks such as traffic reporting, e-mail account setup, e-mail forwarding, and Web-based e-mail access.

Flash Video Streaming Service powered by VitalStream

Powered by Macromedia(R) Flash Communication Server MX and built on the VitalStream content delivery network, the Macromedia Flash Video Streaming Service (FVSS) powered by VitalStream is the quickest and easiest way to deploy Flash video on a high-performance, reliable network. This new way of delivering video on demand is reliable, interactive, and easy to use, giving our customers the opportunity to utilize their existing Macromedia Flash development environment, and streamlining their workflow. FVSS permits our customers to upload files to our streaming network without having to set up and maintain video servers. Flash video is a rapidly growing market segment, in which VitalStream is the market leader.

In November 2004, we released the MediaOps™ Software Development Kit ("SDK") to enable Internet publishers and other companies to expedite the development and deployment of Flash Video over the

Internet. The SDK is exclusive to our customers and includes many ease-of-use features including "drag-n-drop" components and "point-and-click" configuration for playlists.

With the VitalStream high-performance network, built-in load balancing ensures that the customers' videos will scale to accommodate the heaviest traffic. Additionally, the geographically dispersed deployment and full redundancy insures the video streams will always be available. VitalStream released in the first quarter of 2005, a unique Flash dashboard, which allows customers to receive comprehensive reporting on the quality and player type of their Flash video, geographic viewership, and other comprehensive audience information.

Managed Hosting Services

Hosting is the storing and serving of computer files for Internet delivery. We provide server hardware, bandwidth and continuous system administration, including server and network monitoring, reporting, ongoing maintenance, security and backup. We charge a fixed monthly fee for standard hosting services.

Our hosting customers provide and manage their application software on our network. We provide and maintain the server hardware, operating system, rack space, power and bandwidth. We also offer the following optional services for an additional fee:

- Software installation;
- Hardware upgrades;
- MySQL and Microsoft SQL database hosting;
- Managed firewall services;
- Server clustering;
- Load balancing; and
- Data protection services.

We control customers' access via password, set the operating parameters of their server, and perform upgrades to their hardware and operating system software configuration as required by the customer or security protocol. This allows our customers to focus on developing their content while we provide the appropriate hardware, operating systems and technical expertise to manage the overall solution. We deliver our services using the Linux and the Microsoft Windows Server 2000 and 2003 platforms.

Colocation Services

Colocation is the business of providing secure space and an Internet connection for customers to maintain their own servers and other related equipment. We provide limited colocation services to customers wanting to run their servers in one of our data centers in order to take advantage of our network infrastructure. Colocation customers choose to purchase or rent their server and switching hardware from us or from a supplier. Colocation customers monitor and control their own servers. We provide rack or cabinet space, telco-grade connections to the Internet, an IP address, network cabling, a power source, reporting and other related services. By providing colocation services, we can leverage economies of scale, allowing us to offer a high quality of service for a reasonable fee.

Our Content Delivery Network

Our network is designed to optimize delivery of streaming media content, as video is a demanding network application. The network incorporates high-performance equipment, robust connections to multiple tier-1 network providers and geographic diversity. The network is comprised of multiple data centers containing distributed server clusters. This multi-homed network helps minimize exposure at congested peers. Our close proximity to other backbone providers ensures that we can quickly add bandwidth when needed. Our network infrastructure uses hardware from leading brands such as Cisco Systems, Extreme Networks, Nortel Networks, RouteScience and IBM. Distributed clustering technology for streaming and hosting services allows us to scale the network based on customer demand.

Our network is protected by advanced security systems. We use firewalls, proxies, and private networking to protect critical systems from intruders. We actively monitor our network for security vulnerabilities and malicious activity and employ a staff of security experts to respond to security-related incidents. And we provide various encryption and digital rights management services that allow our customers to protect their content on our network.

We have two data centers: one in Los Angeles, California, and one in Irvine, California. We also colocate servers at additional secure carrier neutral data centers to present a regional footprint for streaming media delivery.

Our Los Angeles data center is near Hollywood, California, in a 16,000 square foot space, originally built for a bank. Our security and environmental systems in Los Angeles include multi-layer identity control procedures, armed security staff and closed circuit video surveillance systems. Power at the Los Angeles facility is supplied by multiple 34,800-volt lines with a capacity of 31,000 amps, and four 750 KVA, 4,000 amp, UPS backup power modules that prevent power interruptions. For long-term power backup, the Los Angeles facility has five emergency generators with the capacity to generate a total of 5,650 KW, enough power to supply a city of 20,000 people. The Los Angeles facility has five centrifugal chillers with a total capacity of 4,000 tons that supply chilled water to an HVAC system.

Our Irvine data center also features a climate-controlled segregated data room with static-free flooring that is monitored through an automated system 24 hours a day, seven days a week. Additional features include an industrial and dedicated air conditioning system, segregated internal-use and customer-use networks (each protected with its own redundant set of firewalls), an FM200 waterless fire suppression system (water is also used in the event of a major fire), biographic security access control systems protecting the entire facility, and security cameras that log all access attempts.

Optimized Routing

Like us, most of our competitors own or rent secure data center space, have connections to multiple tier-1 backbone providers and offer other features designed to ensure the rapid flow of their customers' data over the Internet. In addition to these basic features, we use RouteScience(R) adaptive networking software (ANS). This route optimization technology ensures delivery of content over our network through the most efficient path to its audience. Our system monitors, assesses, and adjusts our network delivery infrastructure to assure optimal application availability and performance. We then optimize network performance by adjusting traffic paths in real time.

Sales and Marketing

Our most important marketing tool is our reputation and commitment to providing reliable state-of-the art services. In 2003, readers of *Streaming Magazine*, a monthly publication covering the business of digital media and interactive broadcasting, selected our content delivery network as the best content delivery network in the industry. Our platform supports the industry-leading streaming formats, including Macromedia Flash MX, Microsoft Windows Media, Apple QuickTime, and Real Networks' Real Video and Real Audio and provides our customers with all of the features they need to generate revenues from, and control, the distribution of their media content. In addition, we are committed to continuing to provide industry-leading technology, as illustrated by our MediaConsole platform. We believe that the quality, reliability and flexibility of our services have been, and will continue to be, the strongest marketing tool for our company.

We use various traditional and nontraditional methods to market our products and services, including co-marketing which may include bundling our software and services with third-party software, working with resellers, online marketing, speaking and exhibiting at tradeshows and conferences and using targeted print advertising.

Co-Marketing

Co-marketing involves cross-promotion of our products and services with our partners. In 2002, we entered into a co-marketing arrangement with Microsoft. We agreed to support and promote Microsoft's Windows Media 9 software in exchange for Microsoft agreeing to promote our products through its Windows Media Web site. In September 2003, we entered into a co-marketing arrangement with Macromedia. We agreed to support and promote Macromedia's Flash Communication Server MX software through the Flash Video Streaming Service in exchange for Macromedia agreeing to promote our services through its sales force and its Web site. We extended the agreement with Macromedia in 2004.

Selling Through Channel Partners

We also market our products through channel partners. We have partner relationships with production companies, advertising agencies, Web designers and technology companies in our industry. We offer discounted setup and pricing based on volume. Partners can also private label MediaConsole and can receive e-mail referrals of visitors to the reseller-oriented pages of our Web site. We also have a lead referral program in which we give customer referrals to our resellers, as in the case of customers needing Web design or interactive advertising services. This reciprocal lead referral program helps build our relationships with the resellers and increase the mindshare with the customers that we refer.

Internet Marketing

We engage in various forms of Internet, or online marketing. We advertise with online banner ads and use pay-per-click search engine marketing. We also maintain a comprehensive and heavily-visited Web site with information about our products and services, and use it to give working examples of the potential of streaming media. Visitors to the Web site can view electronic literature, request additional information or special offers, select products and services and place orders.

Print Advertising and Other Marketing

We also engage in print advertising and other forms of marketing. We periodically advertise in industry print publications. We measure the responses received by each publication and adjust the distribution of our print advertising accordingly. We also use various other forms of marketing, including exhibiting and speaking at tradeshows and conferences, publicity through press releases and media outreach programs, industry and analyst briefings and press tours.

Competition

The market for streaming services is competitive. The content delivery sector is growing rapidly, and competitors are continually introducing new products and services. We are considered a Internet content delivery network specializing in streaming media. We compete against well-capitalized content delivery network companies as well as small under-capitalized companies. We also compete for customers who support their streaming and encoding in-house.

We compete on the reliability and quality of our network, the depth of our service offering, the fact that we are a streaming media specialist, price, and customer support. We believe that our pricing is generally comparable to the pricing of our competitors that offer streaming and managed hosting services.

As described under the heading Products and Services, we believe our network quality matches or exceeds that of any of our competitors. We believe the streaming media services we offer are superior to those offered by our competitors and many of our services are differentiated from the industry, such as MediaConsole, RouteScience(R) ANS and our Flash Video Streaming Service. Aside from products and services, we have a knowledgeable and dedicated customer support team, with dedicated post-sales account managers who focus on the larger accounts that make up the majority of our revenues. Our team uses call center industry best practices with an advanced ticketing and escalation system that customers can self-manage through the MediaConsole.

Our key competitors are Akamai, Savvis, and Speedera. In some cases, these competitors and certain other competitors, have longer operating histories, more customers, greater financial strength and more recognized brands in the industry. These competitors may be able to attract customers more easily because of their financial resources and awareness in the market. Our larger competitors can also devote substantially more resources to business development and may adopt more aggressive pricing policies. On March 16, 2005, Akamai and Speedera announced that they had entered into a definitive agreement for the merger of the two companies, which might further increase the combined company's financial strength, resources and leverage.

Intellectual Property

Our registered intellectual property is primarily in the form of trademarks. We have registered the VitalStream(R), MediaConsole(R) and NetCluster(R) trademarks with the United States Patent and Trademark Office and have filed an application for the registration of the trademark MediaOps™. We have also registered the VitalStream mark in the European Union. We have not tried to register copyrights or patents on any of our software programs, methods, or other ideas, but we believe that some of our computer code may have common law copyright protection.

We have a policy of entering into confidentiality, work for hire, and non-disclosure agreements with our employees and some of our vendors and customers. We also have a policy of not allowing customers to access our software source code. These agreements and policy protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft or adverse infringement claims. We cannot prevent piracy of our software, methods and features, and we cannot determine the extent to which our software, methods and features are being pirated. Further, the laws of some foreign countries do not protect our proprietary rights as well as the laws of the United States.

Research and Development Expenses

We spent $476,724 during 2004, $369,510 during 2003, and $303,756 during 2002 on company-sponsored research and development. To date, none of our research has been sponsored by customers.

Customer Concentrations

For 2004, World Netmedia, LLC. accounted for approximately 18% of our revenue, and Hypermedia Systems, Inc. accounted for approximately 10% of our revenue. The loss of either such customer could have a material adverse effect on our business.

Employees

As of March 15, 2005, we had a total of 55 employees. None of our employees are represented by a collective bargaining agreement, and we have not experienced any work stoppage. We consider our relationship with our employees to be good.

Corporate History

VitalStream Holdings, Inc. was incorporated in 1986 in the state of Nevada. Our principal executive offices are located at One Jenner, Suite 100, Irvine, California 92618. Our telephone number is (949) 743-2000.

Prior to 1999, VitalStream Holdings, Inc., (then known as Larsen-Davis Corporation) designed, developed, manufactured and marketed analytical scientific instruments. In 1999, after experiencing losses for several years, the company sold substantially all the assets associated with the scientific instruments business. On April 23, 2002, VitalStream Holdings, Inc. (then known as Sensar Corporation) consummated a merger by which VitalStream, Inc. became a wholly-owned subsidiary of VitalStream Holdings, Inc., and the business of VitalStream, Inc. became the business of the consolidated company. In 2002, the name of Sensar Corporation was changed to VitalStream Holdings, Inc.

In January 2003, another VitalStream Holdings, Inc. wholly-owned subsidiary, VitalStream Broadcasting Corporation entered into an Amended and Restated Asset Purchase Agreement with Epoch Networks, Inc. and Epoch Hosting, Inc. ("Epoch") pursuant to which VitalStream Broadcasting Corporation acquired Epoch's hosting and colocation contracts, related computer equipment, software and licenses, a leasehold interest in a Los Angeles data center, and a certificate of deposit for $300,000, which serves as collateral on the leaseholder interest. As consideration for those assets, we paid to Epoch Hosting $200,000 in cash and issued 3,848,760 shares of common stock to Epoch.

Today, through VitalStream, Inc., we offer global integrated content delivery services enabling businesses to broadcast their digital media and communications to worldwide audiences via the Internet. We provide complete solutions including audio and video streaming, live event broadcasting, media asset management, integrated web hosting and services that seamlessly integrate with today's leading streaming media technologies. Through VitalStream Broadcasting Corporation, we offer hosting and colocation services to the customers we acquired from Epoch Hosting and Epoch Networks.

Risk Factors

If any of the adverse events described in the following factors actually occur or we do not accomplish necessary events or objectives described in the factors, our business, financial condition and operating results could be materially and adversely affected, the trading price of our common stock could decline and shareholders could lose all or part of their investments. The risks and uncertainties described below are not the only risks we face.

We may continue to experience net losses from operations.

We have experienced net losses in each quarter since inception, with net losses of $8.6 million from inception through December 31, 2004, and we are uncertain when, or if, we will experience net income from operations. Even if we do experience net income in one or more calendar quarters in the future, subsequent developments in our industry, customer base, business or cost structure or expenses associated with significant litigation or a significant transaction may cause us to again experience net losses. We may never become profitable.

The market for Internet broadcasting and streaming services is in the early stage of development and may not grow at a pace that permits us to continue to grow.

The market for Internet broadcasting and streaming services is relatively new and evolving. As a result, we cannot be certain that a viable market for our services will emerge or be sustainable. Factors that may inhibit the development of a viable market for Internet broadcasting services include:

- Content providers may be unwilling to broadcast over the Internet because of issues related to protection of copyrights, royalty payments to artists and publishers, illegal copying and distribution of data, and other intellectual property rights issues.
- Consumers may decide not to acquire broadband connectivity to the Internet at anticipated rates.
- Consumers may determine not to view or listen to media broadcasts over the Internet because of, among other factors, poor reception of electronic broadcasts or the creation or expansion of competing technologies, such as television beaming or interactive cable, that provide a similar service at lower cost.
- Customers that use the Internet to broadcast presentations or meetings may determine that alternative means of communications are more effective or less expensive.
- New laws and regulations may negatively affect consumers' and businesses' use of the Internet, thereby reducing demand.

If the market for Internet broadcasting services does not continue to develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

We have pledged substantially all of our assets to secure a financing agreement and have agreed to certain limitations on our business operations.

We have pledged substantially all of our assets to secure a bank financing arrangement with Comerica Bank. Under governing security agreements, we grant Comerica Bank rights and remedies that are commonly provided a secured creditor, including the right to seize and dispose of all pledged assets following a default. Related agreements also contain restrictive covenants related to our future operations. These include covenants that prohibit, or place limitations, on our ability to enter into merger or consolidation transactions, pay dividends, create additional indebtedness or make certain investments.

We may be unable to manage significant growth.

In order to successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through sales, business acquisitions or a combination thereof. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, and will almost certainly require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. Moreover, significant growth would require an increase in the number of our personnel, particularly within sales and marketing, customer service and technical support. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. If successful in attracting new customers, we may outgrow our present facilities and/or network capacity, placing additional strains on our human resources in trying to locate, manage and staff multiple locations and to scale our network.

There are numerous risks associated with having Dolphin and WaldenVC as significant shareholders.

Through their holdings of common stock, affiliates of Dolphin Equity Partners presently control 15,257,849 votes in connection with the election of directors and other matters, 25.1% of the voting power of our company, and affiliates of WaldenVC presently control 9,876,324 votes in connection with the election of directors and other matters, representing 16.2% of the voting power of the Company. In addition, if Dolphin and WaldenVC exercised all warrants they hold, Dolphin's and WaldenVC's respective aggregate beneficial ownership would increase to approximately 17,596,021 and 12,839,221 votes in connection with the election of directors and other matters, constituting 27.9% and 20.1%, respectively, of the voting power of our company following such exercises. As a result of their stock holdings, Dolphin or WaldenVC may be able to block, or extract concessions or special benefits in connection with, various transactions, including any future merger or asset sale transactions.

The markets in which we operate are highly competitive and we may be unable to compete successfully against existing or future competitors of our businesses.

We have experienced and expect to continue to experience an increasingly competitive market. Our current and future competitors in Internet streaming may include other digital content delivery providers, Internet broadcast network specialty providers and alternative access providers such as various cable television companies, direct broadcast satellite, DSL, wireless communications providers and other established media companies. Our current and future competitors in hosting and colocation may include other Internet hosting, colocation and access businesses, including such major providers as Savvis and AT&T, and essentially any other participant in the Internet industry.

Many of these competitors have a longer operating history and greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Competitors with an extended operating history, a strong financial position and an established reputation have an inherent marketing advantage because of the reluctance of many potential customers to entrust key operations to a company that may be perceived as unproven or unstable. In addition, our competitors may be able to use their extensive resources:

- to develop and deploy new products and services more quickly and effectively than we can;
- to improve and expand their communications and network infrastructures more quickly than we can;
- to reduce costs, particularly bandwidth costs, because of discounts associated with large volume purchases;
- to offer less expensive streaming, hosting, colocation and related services as a result of a lower cost structure, greater capital reserves or otherwise;
- to adapt more swiftly and completely to new or emerging technologies and changes in customer requirements;
- to offer bundles of related services that we are unable to offer;
- to take advantage of acquisition and other opportunities more readily; and
- to devote greater resources to the marketing and sales of their products.

If we are unable to compete effectively in our various markets, or if competitive pressures place downward pressure on the prices at which we offer our services, our business, financial condition and results of operations may suffer.

Our services are subject to system failure and security risks, and the related potential liability.

Our operations are dependent upon our ability to protect our network infrastructure against interruptions, damages and other events that may adversely affect our ability to provide services to our customers (on a short-term or long-term basis) and may lead to lawsuits, contingent liabilities and harm to our reputation. Despite the implementation of precautions, the core of our network infrastructure is vulnerable to various potential problems, including the following:

- Our network infrastructure, or that of our key suppliers, may be damaged or destroyed, and our ability to provide service interrupted or eliminated, by natural disasters, such as fires, earthquakes and floods, or by power losses, telecommunications failures and similar events beyond our control. This risk is increased by the concentration of our servers and infrastructure, and that of our key suppliers, in a natural disaster and power failure prone area in Southern California.
- We and our users may experience interruptions in service as a result of the accidental or malicious actions of Internet users, hackers, or current or former employees.
- Unauthorized access to our network and servers may jeopardize the security of confidential information stored in our computer systems and our customers' computer systems, which may result in liability to our customers and also may deter potential customers.
- We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers.
- Failure of our equipment or that of our suppliers may disrupt service to our customers (and from our customers to their customers), which could materially impact our operations (and the operations of our customers) and adversely affect our relationships with our customers and lead to lawsuits and contingent liability.

The occurrence of any natural disaster (including earthquakes), power outage, unauthorized access, computer virus, equipment failure or other disruptive problem could result in claims for consequential and other damages, significant repair and recovery expenses and extensive customers losses and otherwise have a material adverse effect on our business, financial condition and results of operations.

The network architecture and data tracking technology underlying our services is complex and may contain unknown errors in design or implementation that could result in incorrect billings to our customers.

The network architecture and data tracking technology underlying our streaming and hosting services is complex and includes software and code used to generate customer invoices. This software and code is either developed internally or licensed from third parties. Any of the system architecture, system administration, software or code may contain errors, or may be implemented or interpreted incorrectly, particularly when they are first introduced or when new versions or enhancements to our services are released. In addition, with respect to certain usage-based billing, the data used to bill the customer for usage is an estimate, based upon complex formulas or algorithms. We or the customer may subsequently believe that such formulas or algorithms overstate or understate actual usage. In any such case, a design or application error could cause overbilling or underbilling of our customers, which may:

- adversely impact our relationship with those customers and others, possibly leading to a loss of affected and unaffected customers;
- lead to billing disputes and related legal fees, and diversion of management resources;

- increase our costs related to product development; and/or
- adversely affect our revenues and expenses, either prospectively or retrospectively.

Our continued growth could be adversely affected by the loss of several key customers.

During the fiscal year ended December 31, 2004, two unrelated customers accounted for an aggregate of 28% of our revenues. Several additional customers accounted for between 5% and 10% of our revenues. Our agreements with many of these key customers expire in any given year unless renewed by the customer, are terminable at any time upon short-term notice, or are otherwise terminable during 2005. Decisions by one or more of these key customers to not renew, terminate, or substantially reduce, their use of our services could substantially slow our revenue growth and even lead to a decline in revenue. Our business plan assumes continued growth in revenue, and it is unlikely that we could become profitable if our revenue were no longer growing.

We are dependent upon key personnel who may leave at any time and may be unable to attract qualified personnel in the future. We are seeking a new Chief Executive Officer and may not find a suitable replacement.

We are highly dependent upon the continued services of our senior management team. To the extent our principal managers are parties to employment agreements, such agreements are terminable at will. Although our principal managers have significant equity interests or options to purchase equity interests in the company, such options to purchase equity interests are substantially vested. In addition, the shares held by our President/Chief Operating Officer and our Chief Technical Officer are not subject to vesting or repurchase rights and will be retained whether or not such persons remain with the company. The loss of the services of key management personnel could adversely affect our ability to execute our business plan and otherwise have a material adverse effect on our business, financial condition and results of operations.

Consistent with the risk identified above, our former Chief Executive Officer, Paul Summers, resigned in November 2004 but retained all equity interests in our company as of the effective date of his resignation. We may be unable to find and attract a suitable candidate, which could delay and adversely effect our implementation of our business plan. In order to attract a suitable candidate to join our company, we may be required to offer such person a salary that is larger than that of our existing executives and substantial equity-based incentives. Even if we are successful in finding and attracting a candidate that seems suitable, the hiring of such person may prove disruptive to our business, particularly the relationships among our core management team and our relationships with key customers and strategic partners.

We may become subject to risks associated with international operations.

We plan to expand our marketing efforts in foreign countries, which will involve the establishment of one or more data centers or other bases of operations outside of the United States. The establishment or expansion of foreign operations involves numerous risks, including without limitation:

- we may incur losses solely as a result of the fluctuation of the value of the dollar, as most of our costs will continue to be denominated in U.S. dollars while our revenues may increasingly be denominated in other currencies;
- we may incur significant costs in order to comply with, or obtain intellectual property protection under, the laws of foreign countries, and even then, foreign courts or other tribunals may decline to honor our intellectual property rights, may not enforce our contracts as written and may impose restrictions, taxes, fines and other penalties that exceed those that would generally be imposed under U.S. laws;
- we may be the target of anti-U.S. politically motivated actions, including boycotts,

sabotage, violence, nationalization of resources, or discrimination;
- costs and risks associated with management and internal controls will increase as our employees and assets are located outside of the southern California region;
- as our overseas revenues, and dependence on such revenues expands, we will become increasingly subject not only to economic cycles in the U.S. but also to cycles in other nations, which may be more variable that those in the U.S.;
- tariffs, export controls or other trade barriers; and
- difficulties in collecting delinquent accounts receivable

We may be unable to keep up with evolving industry standards and changing user needs.

The market for Internet media-related services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify, obtain authorized access to and use third party-provided technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace, or provide lower-cost alternatives to, our services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged. Any failure on our part to identify, adopt and use new technologies effectively, to develop our technical capabilities, to develop new services or to enhance existing services in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon third-party suppliers and may be unable to find alternative suppliers.

We rely on other companies to supply key components of our network infrastructure, including Internet bandwidth, which constitutes our largest direct cost of providing services, and networking equipment. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats and payment processing. We do not have long-term agreements governing the supply of many of these services or technologies, and most are available from only limited sources. We may be unable to continue to obtain such services, or licenses for needed technologies, at a commercially reasonable cost (or, in some cases, at all), which would adversely affect our business, financial condition and results of operations.

We may acquire businesses or assets, or enter into other business combination transactions, that may be difficult to integrate.

As part of our growth strategy, we may enter into transactions to acquire other companies or a substantial portion of their assets, or to combine our business with theirs. These acquisitions or business combinations involve numerous risks, including the following possibilities:

- that the combined entity will not perform as well as the separate businesses performed prior to the transaction;
- that anticipated cost savings, cross-marketing to new customers or other anticipated synergies will not be achieved;
- that management resources will be diverted towards negotiations and effecting the acquisition and then integrating the operations and personnel of the acquired business, instead of focusing on our existing business;
- that the stock and other consideration paid in the transaction will exceed the value of the assets or business acquired;
- that the use of cash as consideration for the transaction will reduce cash that may be needed for operations below necessary levels;

- that we may be assuming potential unknown liabilities of the acquired business; and
- that if we do not consummate such a transaction, we will have expended substantial costs and resources without achieving the anticipated benefit.

Acquisitions or business combinations (or attempted transactions) could have an adverse, rather than a positive, effect on our business, operations and financial results.

Increases in government regulation may have an adverse affect on our business.

The services provided by telecommunications carriers are governed by regulatory policies establishing charges and terms for wireline communications. We are not a telecommunications carrier or otherwise subject to regulations governing telecommunications carriers (or the obligation to pay access charges and contribute to the universal service fund). The Federal Communications Commission (FCC) could, however, expand the reach of telecommunications regulations so as to apply to companies such as ours. In particular, the FCC could require Internet service providers like us to pay access charges or to contribute to the universal service fund when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. The resultant increase in cost could have a material adverse effect on our business, financial condition and results of operations.

As Internet commerce continues to evolve, and in particular the increasing use of streaming media in markets such as wireless communications, we expect that federal, state or foreign legislatures and agencies may adopt laws and regulations affecting our business or our customers, including laws or regulations potentially imposing taxes or other fees on us or our customers, imposing reporting, tracking or other costly reporting requirements or imposing restrictions or standards on us or our customers related to issues such as user privacy, pricing, content and quality of products and services. Such laws and regulations may significantly increase our costs of operations, may expose us to liability or may limit the services we can offer, or may impose similar burdens on our customers, which in turn may negatively impact our business, financial condition and results of operations.

If the protection of our intellectual property is inadequate, our competitors may gain access to our technology, and our business may suffer.

We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and common law copyright and trademark principles. Protection of our intellectual property is subject to the following risks:

- we have not applied for a copyright registration or patent with respect to our proprietary rights, and the common law associated with copyrights and trade secrets affords only limited protection;
- our claims of proprietary ownership (and related common law copyright assertions) may be challenged or otherwise fail to provide us with the ability to prevent otherwise from copying our technology;
- our existing or any future trademarks may be canceled or otherwise fail to provide meaningful protection; and
- the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our products and technology exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle.

Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property that we developed ourselves or license from third parties. Third parties may bring claims of infringement against us, which may be with or without merit. We could be required, as a result of an intellectual property dispute, to do one or more of the following:

- cease selling, incorporating or using products or services that rely upon the disputed intellectual property;
- obtain from the holder of the intellectual property right a license to sell or use the disputed intellectual property, which license may not be available on reasonable terms;
- redesign products or services that incorporate disputed intellectual property; or
- pay monetary damages to the holder of the intellectual property right.

The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the services we can offer, which could seriously harm our business, operating results and financial condition.

In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our products or services infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims and ultimately be required to pay substantial monetary damages in the event of a successful claim of infringement against us. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense of any lawsuit and payment of any damages, or failure to obtain any such required licenses, could harm our business, operating results and financial condition.

Trading in our common stock is thin, and there is a limit to the liquidity of our common stock.

Our common stock is quoted on the OTC Bulletin Board. The volume of trading in our common stock is small, and trading in our common stock is likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more shareholders and may increase or decrease significantly because of buying or selling by a single shareholder. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market.

The market price for our common stock is volatile and may change dramatically at any time.

The market price of our common stock, like that of the securities of other early stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, new products or innovations by us or our competitors, significant customer contracts, significant litigation or other factors or events that would be expected to affect our business, financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

- Intentional manipulation of our stock price by existing or future shareholders;
- A single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;
- The interest of the market in our business sector, without regard to our financial condition or results of operations;
- The adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure;
- Disputes relating to patents or other significant intellectual property rights held by others that we, our suppliers or our customers use;
- New product offerings or other business developments announced by our competitors;
- The performance of our competitors;
- Developments in the businesses of companies that use our streaming or hosting services (such as the expansion or contraction of the use of the Internet to stream to deliver music or other media); and
- Economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

Our ability to issue preferred stock and common stock may significantly dilute ownership and voting power, negatively affect the price of our common stock and have an anti-takeover effect.

Under our Articles of Incorporation, as amended, we are authorized to issue up to 10 million shares of preferred stock and 290 million shares of common stock without seeking shareholder approval. Our Board of Directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without shareholder approval. Our Board of directors also has the authority to issue the remainder of our authorized shares of common stock without shareholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without shareholder approval may also be used by management to stop or delay a change of control, or might discourage third parties from seeking a change of control of the Company, even though some shareholders or potential investors may view possible takeover attempts as potentially beneficial to our shareholders.

Because certain existing shareholders own a large percentage of our voting shares, other shareholders' voting power may be limited.

Our executive officers, directors, their affiliates and other 5% shareholders collectively own or control approximately 62.8% of the voting power of our company. As a result, if such persons act together, they have the ability to control all matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These shareholders may make decisions that are benefits themselves at the expense of shareholders generally.

We have not declared any dividends with respect to our common stock.

We have not declared any dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future. In addition, restrictive covenants in our financings agreements with Comerica Bank are presently prohibited from paying dividends without the consent of Comerica Bank.

We are subject to certain provisions of the California corporate code.

Because we are a Nevada corporation, the rights of our stockholders are generally governed by the Nevada Private Corporations Law. However, under Section 2115(a) of the California Corporations Code, we became subject to various sections of the California Corporations Code on January 1, 2004 and will continue to be subject to such conditions until the year after fewer than one-half of our outstanding voting securities (held by other than nominee holders) are held by persons located in California. Although the applicable portions of the California Corporations Code are generally consistent with governing provisions of the Nevada Private Corporations Law and our charter documents, they are not identical. We may be faced with circumstances in which applicable provisions of the Nevada Private Corporations Law or our charter documents cannot be reconciled to governing provisions of the California Corporations Code. The existence of such a conflict may adversely effect our business and operations in various ways in that it may require us to withdraw from a proposed transaction; seek authorizations, interpretations, injunctions or other orders from various courts in connection with a conflict; rescind or re-execute a transaction or pay damages if our good faith attempts at reconciliation are deemed inadequate or incur additional expenses in order to attempt compliance with both governing laws.

ITEM 2. PROPERTIES

The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to six years.

In November 2002 and August 2003, the Company amended its lease agreement for its corporate facilities located in Irvine, California, extending the term to October 31, 2006, and adding additional space. Total rentable square feet in this facility is 8,489. The Company is required to pay its pro rata share of all taxes, building maintenance costs and insurance. Annual base rental lease payments are as follows:

November 1, 2004 – October 31, 2005	$138,036
November 1, 2005 – October 31, 2006	$143,136

In connection with our acquisition of the hosting and colocation assets of Epoch, we assumed a sublease for 16,577 rentable square-feet in Los Angeles, California. The sublease expires on February 27, 2009. Annual base rental payments for this facility, which hosts our hosting and colocation business, are as follows:

November 15, 2004 – February 27, 2009	$397,848

We rent outsourced data center space on a per rack basis for an offsite data center located in Ashburn, Virginia. The contract with respect to such space expires on January 31, 2006, and our annual rent payments under such lease are approximately $127,800.

We do not own any real property. We believe that the two facilities we currently lease are sufficient for our present operations and for our projected internal growth during 2005. Although we do not have any commitments to lease additional office and data center space, we believe that additional space would be available in our existing buildings or at nearby locations if required.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price

Our common stock was traded on the Nasdaq SmallCap Market until April 11, 2001 under the trading symbol "SCII," at which time it was delisted. Our common stock began trading through the OTC Bulletin Board on April 26, 2001, and on July 26, 2002, our trading symbol changed to "VSTH." The following table sets forth high and low closing prices for our common stock for the periods indicated as reported by the OTC Bulletin Board.

Quarter Ended	High	Low
March 31, 2003	$ 0.29	$ 0.15
June 30, 2003	$ 0.40	$ 0.16
September 30, 2003	$ 0.54	$ 0.25
December 31, 2003	$ 0.76	$ 0.31
March 31, 2004	$ 1.27	$ 1.23
June 30, 2004	$ 0.75	$ 0.69
September 30, 2004	$ 0.60	$ 0.57
December 31, 2004	$ 0.84	$ 0.73

Outstanding Shares and Number of Shareholders

As of March 15, 2005, the number of shares of our common stock outstanding was 60,796,725 held by approximately 401 holders of record. The outstanding shares do not include up to 4,981,417 shares of common stock authorized for issuance upon exercise of outstanding options granted pursuant to our stock option plans, 5,362,323 shares of our common stock reserved for the future grant of stock options under such plans and 8,726,002 shares of common stock subject to outstanding warrants to purchase common stock.

Dividends

VitalStream Holdings, Inc. has never declared or paid cash dividends on its common stock. We currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common shares in the foreseeable future. In addition, pursuant to the terms of our line of credit agreement, certain key covenants prohibit VitalStream Holdings, Inc. from paying any dividends without the prior written consent of the bank.

Securities Authorized for Issuance Under Equity Compensation Plans

Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our compensation plans as of December 31, 2004.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,449,374[1]	$0.51	362,323 [2]
Equity compensation plans not approved by security holders	None	None	None
Total	5,449,374	$0.51	362,323

(1) Represents shares of common stock of VitalStream Holdings, Inc. that are issuable upon the exercise of outstanding options granted under our 2001 Stock Incentive Plan (the "Option Plan"), and does not include options previously granted under the Option Plan and exercised.

(2) Represents shares of common stock of VitalStream Holdings available for future grant under the Option Plan as of December 31, 2004.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities, and no repurchases of our securities, during the quarter ended December 31, 2004.

ITEM 6. SELECTED FINANCIAL DATA

Selected Historical Financial and Other Data

The following statement of operations data for the years ended December 31, 2004, 2003, 2002 and 2001, and balance sheet data as of December 31, 2004, 2003, 2002 and 2001, were derived from the Consolidated Financial Statements of VitalStream Holdings, Inc. The data is derived from financial statements prepared in accordance with accounting principles generally accepted in the United States. The selected financial data below should be read in conjunction with the Consolidated Financial Statements of VitalStream Holdings and the notes thereto attached to this Report and the section below entitled "Management's Discussion And Analysis Of Financial Condition And Results Of Operations."

	Year Ended December 31,			
	2004	2003(2)	2002(1)	2001(1)
	(in thousands, except per share data)			
Statement of Operations Data:				
Net sales	$ 9,972	$ 7,001	$ 3,787	$ 1,521
Cost of sales	4,600	3,390	2,143	1,094
Gross profit	5,372	3,611	1,644	427
Total operating expenses	6,411	4,565	3,890	3,143
Loss from operations	(1,039)	(954)	(2,246)	(2,716)
Other income (expense)	(505)	(99)	61	(85)
Loss before income taxes	(1,544)	(1,053)	(2,185)	(2,801)
Tax (expense) benefit	(2)	(2)	(2)	(2)
Net loss	(1,546)	(1,055)	(2,187)	(2,803)
Net loss per share - basic and diluted	$ (0.03)	$ (0.04)	$ (0.10)	$ (0.21)
Shares used in calculation of net loss per share	47,366	29,708	21,413	13,443

	Year Ended December 31,			
	2004	2003(2)	2002(1)	2001(1)
	(in thousands)			
Balance Sheet Data:				
Cash and cash equivalents	$ 10,276	$ 773	$ 238	$ 134
Working capital (deficit)	8,352	(28)	(565)	(521)
Fixed assets, net	3,409	1,401	809	915
Total assets	16,229	4,655	2,866	2,397
Debt and capital lease obligations, including current portion	2,696	1,827	747	267
Stockholders' equity	$ 11,321	$ 1,473	$ 889	$ 1,330

(1) For periods prior to April 23, 2002, the data is for VitalStream, Inc. and its wholly-owned subsidiary.

(2) The Company acquired certain assets, customers and accounts of Epoch Hosting, Inc. and Epoch Networks, Inc. effective January 1, 2003. Approximately $1,826,750 (56.9%) of the increase in net sales of the Company in 2003 compared with 2002 is attributable to this acquisition. This acquisition also accounts for similar increases in other statement of operations and financial statement data.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe," "could," "may," "anticipate," "intend," "expect," "will," "plan," "estimate," "continue," "should" or "would". Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the discussions set forth under the caption "Risk Factors" at the end of this Item.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

We are based in Irvine, California and, through our wholly-owned subsidiary VitalStream, Inc., we offer our customers a range of managed services including audio and video streaming, live event streaming, media asset management, integrated hosting services, content distribution, and vertical solutions such as digital dailies for the entertainment industry, encoding (via third-party resellers) and consulting. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to VitalStream and its partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming as well as our integrated hosting technology to persuade customers to utilize our Internet broadcasting services, thereby allowing our company to build a base of recurring revenues from monthly or other periodic broadcasting fees.

We believe that we are well positioned to take advantage of the growth opportunities within the streaming media marketplace. At the end of 2003, we recruited a senior-level Vice President of Sales and have continued to build up the sales force in 2004 by adding key channel and OEM sales functions. We have increased our sales and marketing efforts by creating a stronger focus on our key sales channels and adding more resources for select campaigns. We have also enhanced our customer support department by hiring additional employees with greater levels of experience including a senior customer support manager. By adopting a more solutions-oriented sales approach, we believe our marketing proposition is value-based, allowing us to sell increasingly customized solutions, as well as off-the-shelf products. We believe this in turn has increased demand for our products and services and created higher switching costs for customers to move to competitor's services.

While improving the revenue growth rate, we have also focused on efficiency and economies of scale within our cost of service expense structure. As a result of favorably renegotiating certain bandwidth contracts over the past year through higher volume purchasing, we were able to reduce our bandwidth per unit cost of service during 2004. As our gross profits increased in 2004, we reinvested, and intend to continue to reinvest, some of those gains in the further development of our service offering and network infrastructure including development of additional functionality for our rich media streaming services, and increased capacity and security for our content delivery network. By continuing to develop our service platform with additional unique and proprietary features, and strengthening our content delivery network, we expect to be able to further differentiate ourselves from our competitors, enabling us to gain greater market share, and to increase our prospects for customer retention and renewals. We expect that these investments in our product portfolio and network, will be increasingly offset by our operational efficiency and purchasing gains, and coupled with our improving top line growth rate, should result in gross margins that on the average, increase during 2005 as compared to 2004.

Section 404 of the Sarbanes-Oxley Act of 2002 applies to all public companies. Under Section 404, public companies are required to design, establish and maintain an adequate system of internal financial and disclosure controls, assess such controls as of the end of each fiscal year, and engage an independent accounting firm to evaluate and provide an opinion on management's assessment of their controls. To adequately prepare for implementation of Section 404 assessment and auditing requirements beginning with the end of fiscal 2005, we had employed the additional resources and tools of a professional accounting firm to minimize disruption to our regular business processes and personnel, and to effectively meet the design, evaluation, documentation, testing and monitoring requirements of this Act. On March 2, 2005, the Securities and Exchange Commission postponed by one year the date of effectiveness for compliance with the assessment and auditing requirements of Section 404 for non-accelerated filers such as the Company until the end of fiscal 2006. Given this announcement, we now expect to spread the costs of completing this project more evenly over 2005 and 2006.

In the second quarter of 2004, we closed a financing transaction with institutional investors generating gross proceeds to the Company of $11 million. We plan to use the net proceeds from this transaction for general corporate purposes, including investment in research and development, facilitation of strategic acquisitions and related costs, strengthening our balance sheet to attract new customers and obtain more favorable terms from our vendors, and satisfying certain qualification criteria for listing on the Nasdaq SmallCap Market or other exchange.

On October 7, 2004, we closed a one-year financing agreement with Comerica Bank which provides for a term line of credit of up to $2,000,000 to finance equipment purchases and a revolving line of credit of up to $2,000,000 for general working capital needs. We currently use this credit facility as needed to finance capital expenditures used to scale our network and data center infrastructure.

While the opportunities for us are increasing, they are not without risk. Our business and our industry face numerous risks (see "Risk Factors" at the end of Item 1 of Part I), only some of which can be mitigated to varying degrees in advance, and others of which can only be dealt with reactively. As with any technology company, new technological advances within our industry could cause a paradigm shift in how we develop, market and deliver our products and services. Some of these advances may be unavailable to us and we may not have a comparable or competitive technological offering.

The upward trend in sales growth combined with operational efficiencies creates an opportunity for us to become profitable in the future. As of the date of this report, our valuation multiples are lower than those of our publicly-traded competitors Akamai Technologies, Inc. and Loudeye Corporation. Because of the highly-fragmented nature of the streaming media services industry, economies of scale enable companies to be more competitive. Based on our experience in acquiring new accounts, we believe that the industry does not currently have a dominant leader. Management believes that our experience in successfully integrating acquired businesses, combined with our strong operational focus on our business, positions us to gain a greater market share in our industry.

Critical Accounting Policies and Estimates

Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, and the amount of our revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could materially affect the Company's future results of operations and cash flows.

- Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management's judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. If our estimates prove to be wrong, however, and we have not accrued enough of a reserve to cover the bad debts and credits, we would have to accrue additional reserve in later periods to cover the shortfall. If the under-accrual were substantial, this could have a material adverse effect on our financial results. On the other hand, if we have reserved too much, we may be able to lower our accrual in later periods which would have a positive effect on our financial results.
- Goodwill. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually. Accordingly, we annually evaluate goodwill for potential impairment indicators. If impairment indicators exist we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. If we subsequently determine that an impairment was or is required, we may be required to write down all, or part, of our goodwill. This would both reduce the amount of our assets, which may affect our ability to qualify for listing or continued listing on a stock exchange, and would reduce the amount of our net income (or increase the amount of our net loss) for the quarter and year in which the impairment was recognized. Depending on the size of the write-down, the adverse impact on our financial results could be material.
- Contingencies. We are subject to legal proceedings that arise in the ordinary course of

business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary to assess any contingencies. A required accrual may change at some point in the future due to new developments in a matter or changes in approach such as a change in settlement strategy in dealing with these matters. If our judgment proves to be wrong concerning a possible accrual or other contingency, the impact on our results of operations and cash flows could be material. If we have under-accrued for a material liability, we would have to increase our accrual for later period, which could materially decrease our net income (or increase or net loss) for such period. The payment of any material contingent liability would also adversely affect our cash flow and liquidity.

Results of Operations

VitalStream, Inc. was incorporated in March 2000 in the State of Delaware. On April 23, 2002, VitalStream merged with and into a wholly-owned subsidiary of VitalStream Holdings. Because VitalStream Holdings did not have any operations immediately prior to the VitalStream merger, the primary business of VitalStream is now the business of VitalStream Holdings. In January 2003, we acquired certain customers and assets of Epoch Hosting and Epoch Networks, including our Los Angeles Broadcast Center. Our results for periods after January 1, 2003 reflect the integration of the customers acquired from Epoch and related costs.

Our results for the year ending December 31, 2003 reflect the integration of the customers acquired from Epoch Hosting and Epoch Networks, as well as the addition of our Los Angeles Broadcast Center, which was part of that transaction. In conjunction with the Epoch transaction, VitalStream Broadcasting contracted for certain telecommunication services that it needed in transition.

In 2004, we reviewed expenses in cost of revenues, research and development, sales and marketing, and general and administrative for proper classification and made certain modifications. Salaries and benefits of employees who operate our network and certain network related facility costs were reclassified from research and development, sales and marketing, and general and administrative to cost of revenue. Certain costs not related to the operation of our network were reclassified from cost of revenue to general and administrative. These modifications had no impact on loss from operations or net loss. All prior periods shown reflect the effect of the reclassifications to conform to the current year presentation.

	December 31,		
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of revenues	46.1	48.4	56.6
Gross profit	53.9	51.6	43.4
Operating expenses:			
Research & development	4.8	5.3	8.0
Sales & marketing	28.7	29.1	44.1
General & administrative	27.8	30.8	50.6
Stock-based compensation	3.0	-	-
Operating Loss	(10.4)	(13.6)	(59.3)
Interest income (expense)	(4.6)	(2.1)	(1.4)
Income tax expense	0.0	0.0	0.0
Loss on disposal of fixed assets	0.0	0.0	(0.3)
Amortization of loan costs	(0.4)	(0.6)	0.0
Other income (expense)	0.0	1.3	3.3
Net other income (expense)	(5.0)	(1.4)	1.6
Net loss	(15.4)%	(15.0)%	(57.7)%

Year ended December 31, 2004 Compared to Year ended December 31, 2003

Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $7,000,535 for the year ended December 31, 2003 to $9,972,078 for the year ended December 31, 2004, an increase of 42.4%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media as well as additional revenue from the addition of new managed server and colocation customers and the increase in average per-customer service utilization within the installed base of such customers. As the company is strategically focused on streaming media as its core set of product lines, it is likely that the Company will divest of some non-core product lines and customers during 2005. We expect revenue to grow throughout 2005 from the addition of new customers and from increased services to existing customers as we continue to release new products and services, enhance our sales force, build on existing and add new channel and OEM partnerships, increase our marketing efforts, and increase awareness of our products and services in our markets.

Cost of Revenue. Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $3,389,877 for the year ended December 31, 2003, to $4,599,905 for the year ended December 31, 2004, an increase of 35.7%. Cost of revenue as a percentage of revenue, however, decreased from 48.4% for the year ended December 31, 2003 to 46.1% for the year ended December 31, 2004. The increased cost in absolute dollars reflects the increase in bandwidth consumption, network equipment, and other items necessary to support the increase in revenue. The decrease in the cost of revenue as a percentage of revenue between the two periods represents economies of scale primarily in the purchase of bandwidth due to our increasing purchasing volume and an industry-wide decrease in bandwidth prices. During the first quarter of 2005, we expect the cost of revenue as a percentage of revenue to increase slightly compared to full year 2004, as increases in depreciation from additional investment to increase the scalability of our network, are only partially offset by economies of scale in our relatively fixed cost base, such as our Internet backbone and data center facility costs, and the additional cost savings in the purchasing of bandwidth. Over the remainder of 2005, we expect our unit cost of revenue to then decrease as we achieve more favorable pricing through greater economies of scale in our bandwidth, networking equipment, and other costs, as we are able to efficiently distribute bandwidth among carriers, and as the fixed portion of our costs are spread over an increasing revenue base.

Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased 29.0% from $369,510 for the year ended December 31, 2003, to $476,724 for the year ended December 31, 2004. As a percentage of revenue, research and development decreased from 5.3% for the year ended December 31, 2003 to 4.8% for the year ended December 31, 2004. This absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. The decrease as a percentage of revenue was due to lower spending in absolute dollars and relative to a significant increase in revenue. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue in 2005 compared to full year 2004 as we increase our efforts to develop new features and technology to enhance our core product offering.

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales & marketing expense increased from $2,036,232 for the year ended December 31, 2003 to $2,861,351 for the year ended December 31, 2004, an increase of 40.5%. As a percentage of revenue, sales and marketing decreased from 29.1% for the year ended December 31, 2003 to 28.7% for the year ended December 31, 2004. This absolute dollar increase reflects increased payroll and related costs to expand and support the sales force, and increased marketing and advertising costs to increase market awareness and generate new customers. The decrease as a percentage of revenue represents relatively lower spending in absolute dollars relative to a significant increase in revenue. We expect sales and marketing expense to increase incrementally in absolute terms and remain relatively constant as a percentage of revenue through 2005 compared to full year 2004, as we continue to expand and support our sales force, and we invest further in marketing and advertising efforts to grow our customer base.

General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $2,159,323 for the year ended December 31, 2003 to $2,769,848 for the year ended December 31, 2004, an increase of 28.3%. General and administrative expense as a percentage of revenue however, decreased from 30.8% for the year ended December 31, 2003 to 27.8% for the year ended December 31, 2004. The increase in absolute dollars primarily related to additional infrastructure costs for administrative personnel necessary to support the growth in our customer and revenue base, in addition to a one-time charge of approximately $188,000 recorded in the fourth quarter of 2004 related to payments due under a separation agreement with the Company's former Chief Executive Officer and President. This decrease in general and administrative expense as a percentage of revenue is primarily due to the relatively higher increase in revenue compared to the growth in costs. On March 2, 2005, the Securities and Exchange Commission postponed the date of effectiveness by one year for the assessment and auditing requirements for non-accelerated filers under Section 404 of the Sarbanes-Oxley Act of 2002, related to the establishment and documentation of internal controls over the recording and reporting of financial transactions, by one year. As a result, the Company now has until 2006 to prepare for the reporting and auditing requirements of Section 404. Given this announcement, we now expect to spread the costs of completing this project more evenly over 2005 and 2006. As a result, we expect general and administrative expense to continue to increase in absolute dollars, increase as a % of revenue in the first quarter of 2005 compared to full year 2004 but then decrease as a percentage of revenue through the remainder of 2005 compared to full year 2004.

Stock-based compensation. During the twelve months ended December 31, 2004, 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for our former Chief Financial Officer as part of a severance agreement. Consistent with

Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the twelve months ended December 31, 2004.

Net Interest Expense. Net interest expense increased from $150,229 for the year ended December 31, 2003 to $461,313 for the year ended December 31, 2004. The increase in net interest expense was primarily due to one-time payments of approximately $231,000 of interest and premiums associated with the conversion of $1.1 million in Amended and Restated Convertible Promissory Notes (the "Convertible Notes") and all outstanding shares of 2003 Series A Preferred Stock into common stock during the second quarter of 2004, additional interest expense from increased use of capital lease financing, and increased interest expense from the use of a credit line under a previous factoring arrangement in place during the first half of 2004 but not in place during the first half of 2003. We expect our quarterly net interest expense to decrease over 2005 as obligations under existing capital leases with higher financing costs are paid off, new capital expenditures are financed with more favorable terms under the new credit facility agreement with Comerica Bank, and additional interest income is earned on existing cash balances.

Net Loss. Our net loss increased from $1,055,310 for the year ended December 31, 2003 to $1,545,885 for the year ended December 31, 2004 due primarily to increased investments in our product development, sales and marketing efforts and general infrastructure, the non-cash compensation charge related to the severance agreement with the company's former Chief Financial Officer, the charge related to the severance payments due under a separation agreement with our former Chief Executive Officer, and the one-time interest expense associated with the conversion of the Amended and Restated Convertible Promissory Notes to common stock.

Year ended December 31, 2003 Compared to Year ended December 31, 2002

Revenue. Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $3,786,980 for the year ended December 31, 2002 to $7,000,535 for the year ended December 31, 2003, an increase of 84.9%. This increase reflects customer contracts acquired from Epoch, the addition of a large number of new customers, and an increase in average per-customer service utilization within the installed base.

Cost of Revenue. Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $2,142,714 for the year ended December 31, 2002, to $3,389,877 for the year ended December 31, 2003, an increase of 58.2%. Cost of revenue as a percentage of revenue, however, decreased from 56.6% for the year ended December 31, 2002 to 48.4% for the year ended December 31, 2003. The increased cost in absolute dollars reflects the increase in bandwidth consumption, network equipment and other items necessary to support the increase in revenue. The improvement in cost of revenue as a percentage of revenue primarily reflects our lower unit cost of bandwidth, which we obtained from our suppliers as a result of our increased bandwidth purchasing volume and due to an industry-wide decrease in bandwidth prices. There was also improvement due to the spreading of the relatively fixed costs of core networking equipment over a larger client base.

Research and Development. Research and development expense consists primarily of personnel costs to develop and maintain our product offering. Research and development expense increased 21.6% from $303,756 for the year ended December 31, 2002, to $369,510 for the year ended December 31, 2003. As a percentage of revenue, research and development decreased from 8.0% for the year ended December 31, 2002 to 5.3% for the year ended December 31, 2003. This absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. The decrease in research and development expense as a percentage of revenue represents relatively lower spending in absolute dollars relative to a significant increase in revenue.

Sales and Marketing. Sales and marketing expense consists primarily of personnel costs, including salary and commissions, in addition to the costs of various marketing programs. Sales & marketing expense increased from $1,671,901 for the year ended December 31, 2002 to $2,036,232 for the year ended December 31, 2003, an increase of 21.8%. Although sales & marketing expense increased between the two periods, as a percentage of revenue it decreased from 44.1% for the year ended December 31, 2002 to 29.1% for the year ended December 31, 2003. This decrease as a percentage of revenue reflects improved marketing efficiencies obtained from targeted strategic marketing efforts, as well as improved productivity within our sales force. As a result of the Epoch acquisition, part of the increase in expense in absolute terms was attributable to the increase in customer support personnel that were added to handle Los Angeles Broadcast Center customer support.

General and Administrative. General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,914,776 for the year ended December 31, 2002 to $2,159,323 for the year ended December 31, 2003, an increase of 12.8%. General and administrative expense as a percentage of revenue however, decreased from 50.6% for the year ended December 31, 2002 to 30.8% for the year ended December 31, 2003. This decrease reflects a larger base of revenue spread out over an expense base that is primarily fixed.

Net Interest Expense. Net interest expense increased from $54,165 for the year ended December 31, 2002 to $150,229 for the year ended December 31, 2003, an increase of 177.4%. The increase in net interest expense reflects interest accrued on three items, all of which started in 2003; new capital leases, an accounts receivable factoring line and the Convertible Notes.

Net Loss. Our net loss decreased from $2,186,627 for the year ended December 31, 2002 to $1,055,310 for the year ended December 31, 2003, a decrease of 51.7%. Our net loss decreased due to our efforts to attain and manage rapid scaling, which resulted in approximately double the amount of gross profit in 2003 compared to 2002, while our operating expenses increased by only about 13% in the same period.

<u>Capital Commitments and Restrictions</u>

The following table discloses aggregate information about our contractual obligations including long-term debt, operating and capital lease payments, office lease payments and contractual service agreements, and the periods in which payments are due as of December 31, 2004:

Contract Type	Total	Less than 1 Year 1/1/05 - 12/31/05	1 - 3 Years 1/1/06 - 12/31/07	4 - 5 Years 1/1/08 - 12/31/09	After 5 Years After 1/1/10
Operating leases	$ 32,259	$ 18,136	$ 14,123	$ --	$ --
Capitalized leases	1,969,556	1,081,211	888,345	--	--
Office leases	1,914,682	536,734	914,976	462,972	--
Contractual service agreements	852,375	852,375	--	--	--
Long-term debt[1]	1,239,173	193,885	1,045,288	--	--
Total contractual obligations	$ 6,008,045	$ 2,682,341	$ 2,862,732	$ 462,972	$ --

(1) This represents the Comerica line of credit.

Our capitalized leases represent $1,564,042 plus interest spread over eight capitalized lease financing arrangements. The hardware and software obtained through these capital lease arrangements are used in our data center operations, for supplying service to our customers, maintaining and increasing the capacity of our internal network and providing the equipment needed for internal staff.

Liquidity and Capital Resources.

Effective September 30, 2004, we terminated our Factoring and Security Agreement with Alliance Bank and the related security interest in substantially all of our assets that had secured our financial obligations under the agreement. As discussed in our Current Report on Form 8-K filed on October 11, 2004 with the SEC, on October 7, 2004, we entered into a one-year $4,000,000 secured credit agreement (the "Comerica Agreement") with Comerica Bank ("Comerica"). The Comerica Agreement includes a term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 with interest payable based on a rate equal to Comerica's published prime rate plus 0.50% and a revolving line of credit of up to $2,000,000 for general working capital needs with interest payable based on a rate equal to Comerica's published prime rate. We have pledged substantially all of our assets to secure repayment of the credit facilities made available under the Comerica Agreement. We must also maintain a cash balance at Comerica of not less than $3,000,000 when aggregate outstanding advances under the credit facilities are less than or equal to $3,000,000, and a balance of not less than $3,500,000 when aggregate outstanding advances under the credit facilities are greater than $3,000,000. The Comerica Agreement also contains various other restrictive covenants related to our future operations.

As discussed in our Current Report on Form 8-K filed on June 29, 2004 with the Securities and Exchange Commission and in Note 4 to the financial statements included herein, on June 16, 2004, we closed a transaction contemplated by a Purchase Agreement (the "Purchase Agreement") involving the issuance of an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. Simultaneously with the closing of such transaction, we and the holders of the Convertible Notes agreed to convert the Convertible Notes into common stock in exchange for the Company's agreement to pay in cash all interest on the Convertible Notes that had accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2003) under the Convertible Notes. Upon conversion of the Convertible Notes, the holder of the Convertible Notes were issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131. In addition, as part of the same transaction, the holders of the Company's 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for the Company's agreement to pay in cash all dividends that have accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061.

As a result of the above transactions in 2004, as of December 31, 2004, we had $10,276,322 in cash and cash equivalents, compared to $773,143 as of December 31, 2003. Uses of cash during the year ended December 31, 2004 included $1,403,310 used in investing activities, of which $1,456,740 was used to purchase additional equipment to support the network infrastructure and increased sales. Sources of cash during the year ended December 31, 2004 included $476,301 from operations and $10,431,188 from financing activities. Of the $10,431,188 of net cash provided by financing activities, $10,082,313 represents cash received from the issuance of shares and warrants under the Purchase Agreement described above, $1,131,635 were proceeds to the Company from the bank to fund capital expenditure purchases, and $233,288 was received from the exercise of outstanding stock options, offset by payments on capital leases of $746,404.

Capital expenditures were $3,065,112 for the year ended December 31, 2004 and $806,117 for the year ended December 31, 2003. These expenditures primarily related to purchases of network infrastructure equipment. We had $200,289 of restricted cash at December 31, 2004, securing the lease for our Los Angeles Data Center.

The financing described in the Purchase Agreement transaction, together with the conversion of the Convertible Notes and the 2003 Series A Preferred Stock into common stock as described in the Conversion Agreement has strengthened our balance sheet, simplified our capital structure, and enabled us to meet the shareholders' equity requirements to qualify for listing on the Nasdaq SmallCap Market or other exchange.

We hope to rapidly expand our operations during 2005. We may also seek to expand our operations through strategic acquisitions. If we were to engage in strategic acquisitions, we may need to seek additional financing in order to pay for the transaction costs of any large mergers and/or acquisitions (e.g., legal and accounting fees, integration expense and working capital to support the acquired entity). However, we expect that the cash we have on hand, together with recurring operating revenues and funds obtained through our credit facility, will be sufficient to meet our current and future obligations until the time that the Company can consistently sustain itself on its internally-generated cash flow.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or speculative purposes, nor are we presently at risk for changes in foreign currency exchange rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

The financial statements required by this Item appear on pages F-1 through F-19 of this Form 10-K, which begin following the signature page.

Supplementary Financial Information

The following Supplementary Financial Information for the fiscal quarters ended March 31, June 30, September 30 and December 31 in each of the years 2004 and 2003 were derived from unaudited quarterly consolidated financial statements of the Company (except for 4th quarter data which was determined by comparing annual financial data with 3rd quarter financial data).

Supplementary Financial Information by Quarter, 2004 and 2003
(in thousands, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2004:				
Net sales	$1,991	$2,302	$2,691	$2,988
Gross profit	900	956	1,240	1,484
Net loss	(213)	(648)	(224)	(462)
Loss per common share (1)				
Basic and diluted	(.01)	(.02)	(.00)	(.01)
Weighted average shares used	32,114	37,014	60,029	60,029
Year Ended December 31, 2003:				
Net Sales	$1,752	$1,698	$1,779	$1,772
Gross profit	937	922	935	816
Net loss	(167)	(256)	(176)	(456) (2)
Loss per common share (1)				
Basic and diluted	(.01)	(.01)	(.01)	(.01)
Weighted average shares used	27,461	29,010	30,927	31,378

(1) Loss per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly loss per common share amounts does not necessarily equal the total for the year.
(2) The loss for the fourth quarter was approximately $100,000 higher due to year-end audit adjustments, of which approximately $75,000 relates to the prior three quarters of 2003.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2004. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to our Company (including its consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.

(b) There were no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the fourth quarter of fiscal 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated by reference to the Company's definitive proxy statement to be filed with the Commission.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Company's definitive proxy statement to be filed with the Commission.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCK HOLDER MATTERS

The information required by this Item is incorporated by reference to the Company's definitive proxy statement to be filed with the Commission.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference to the Company's definitive proxy statement to be filed with the Commission.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the Company's definitive proxy statement to be filed with the Commission.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

Financial Statements And Schedules

(a) Documents Filed

1. *Financial Statements.* The following Consolidated Financial Statements of the Company and Auditors' Report are filed as part of this Annual Report on Form 10-K:

    - Report of Independent Registered Public Accounting Firm
    - Consolidated Balance Sheets, December 31, 2004 and 2003
    - Consolidated Statements of Operations for Each of the Three Years in the Period Ended December 31, 2004
    - Consolidated Statements of Shareholders' Equity for Each of the Three Years in the Period Ended December 31, 2004
    - Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2004
    - Notes to Consolidated Financial Statements

2. *Financial Statement Schedule.* Not applicable.

3. *Exhibit List*

Exhibits

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
2.1	Agreement and Plan of Merger dated February 13, 2002 among the Company, VitalStream and VitalStream Operating Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002, File No. 001-10013
2.2	Amended and Restated Asset Purchase Agreement dated January 15, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
3.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
3.2	Bylaws	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003, File No. 0-17020
4.1	Form of Certificate representing shares of VitalStream Holdings Common Stock	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003, File No. 0-17020
4.2	Form of Warrant (PIPE Investor)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
4.3	Form of Warrant (PIPE Placement Agent)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
4.4	Form of Amendment to Common Stock Purchase Warrant (Additional Warrant)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
4.5	Form of Amendment to Common Stock Purchase Warrant (Amended and Restated Warrant)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
4.6	Form of Warrant (Amended and Restated)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
4.7	Form of Warrant (Additional Warrant)	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
4.8	Form of Amended and Restated Convertible Promissory Note	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
4.9	Form of Consulting Warrant (25,000 Shares)	Incorporated by reference to the Amendment No. 2 to Annual Report on Form 10-K/A filed with the SEC on June 8, 2004, File No. 0-17020
4.10	Form of Consulting Warrant (50,000 Shares)	Incorporated by reference to the Amendment No. 2 to Annual Report on Form 10-K/A filed with the SEC on June 8, 2004, File No. 0-17020
4.11	Stock Purchase Warrant dated April 23, 2002 issued to Brookstreet Securities Corporation	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002
4.12	Stock Purchase Warrant dated April 23, 2002 issued to Gary T. Madrid	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002
4.13	Amendment to Stock Purchase Warrant issued to Brookstreet Securities Corporation dated October 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013.
4.14	Amendment to Stock Purchase Warrant issued to Gary Madrid dated October 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013.
4.15	Stock Purchase Warrant dated April 23, 2002 issued to Joe Kowal	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 30, 2002
10.1	Sublease dated as of November 15, 1999, by and between Charter Holdings, Inc. and VitalStream Broadcasting Corporation (as successor to Epoch Networks, Inc.), as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
10.2	Industrial Lease Between The Irvine Company and ReceiveTV, Inc., as amended	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on May 16, 2002, File No. 0-17020
10.3	Third Amendment to Industrial Lease Between The Irvine Company and Receive TV, Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003
10.4	Master Access Agreement dated as of January 1, 2003	Incorporated by reference to the Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on January 31, 2003, File No. 0-17020
10.5	2001 Stock Incentive Plan (Second Amended and Restated)	Filed herewith

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
10.6	Employment Agreement dated October 18, 2002 between the Company and Philip N. Kaplan	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003, File No. 0-17020
10.7	Employment Agreement dated October 18, 2002 between the Company and Steve Smith	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003, File No. 0-17020
10.8	Employment Agreement dated October 18, 2002 between the Company and David Williams	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003, File No. 0-17020
10.9	Master Access Agreement dated as of January 1, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003
10.10	Master Equipment Lease dated March 6, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003
10.11	Letter agreement dated January 27, 2003	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2003
10.12	Factoring and Security Agreement dated June 30, 2003 with Alliance Bank	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003
10.13	Letter agreement dated May 13, 2003 with Netifice Communications Inc.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2003
10.14	Securities Exchange and Purchase Agreement dated as of September 30, 2003	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
10.15	Amended and Restated Investor Rights Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
10.16	Amended and Restated Registration Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
10.17	Amended and Restated Security Agreement	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
10.18	Amended and Restated Guaranty	Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 0-17020
10.19	Bandwidth Redundancy and Cooperative Purchasing Agreement dated December 23, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013.
10.20	Amendment No. 1 to Revolving Equipment Lease dated October 21, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013.
10.21	Second Lease Line Agreement with Boston Financial & Equity Corporation dated December 11, 2003	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013.
10.22	Purchase Agreement dated June 14, 2004	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
10.23	Registration Rights Agreement dated as of June 14, 2004	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
10.24	Investor Rights Agreement dated as of June 14, 2004	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
10.25	Second Amended and Restated Registration Rights Agreement dated as of June 14, 2004	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
10.26	Conversion Agreement dated as of June 14, 2004	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
10.27	Amendment to Amended and Restated Investor Rights Agreement dated as of June 14, 2004	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on June 30, 2004, File No. 0-17020
10.28	Master Services Agreement dated 2004 with Level 3 Communications, LLC	Incorporated by reference to the Current Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 0-17020
10.29	Confidential Termination Agreement and General Release dated April 29, 2004 with Kevin Herzog	Incorporated by reference to the Current Report on Form 10-Q filed with the SEC on August 16, 2004, File No. 0-17020

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith
10.30	Loan and Security Agreement dated October 7, 2004 with Comerica Bank	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 13, 2004, File No. 0-17020
10.31	Separation Agreement dated November 19, 2004 with Paul Summers	Incorporated by reference to the Current Report on Form 10-Q filed with the SEC on November 24, 2004, File No. 0-17020
10.32	Macromedia Flash Communications Server License Agreement dated November 17, 2003 with Macromedia, Inc. (including amendments 1 through 4)*	Filed herewith
21	Subsidiaries of the Company	Incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2004, File No. 001-10013.
23.1	Consent of Rose, Snyder & Jacobs	Filed herewith
24	Power of Attorney	Included on the signature page of this report
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer	Filed herewith
32.1	Section 1350 Certification of Principal Executive Officer	Filed herewith
32.2	Section 1350 Certification of Principal Financial Officer	Filed herewith

*Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.

TABLE OF CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
VitalStream Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VitalStream Holdings, Inc. and subsidiaries, as of December 31, 2004 and 2003, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VitalStream Holdings, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Rose, Snyder & Jacobs

A Corporation of Certified Public Accountants
Encino, California
February 3, 2005

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current assets:		
Cash	$ 10,276,322	$ 773,143
Accounts receivable, net of allowance for doubtful accounts of $173,644 and $91,990 at December 31, 2004 and 2003, respectively, Notes 1 and 11	835,200	549,169
Prepaid expenses	270,849	230,607
Other current assets	107,698	91,117
Total current assets	11,490,069	1,644,036
Fixed assets, net, Note 2	3,409,481	1,400,931
Restricted cash	200,289	250,169
Goodwill	961,900	961,900
Loan costs, Notes 1 and 4	0	223,387
Customer list, Notes 1 and 14	55,426	110,851
Other assets	111,546	63,749
TOTAL ASSETS	$ 16,228,711	$ 4,655,023

LIABILITIES & SHAREHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Accounts payable	$ 1,010,238	$ 699,365
Accrued compensation	576,125	172,898
Current portion of capital lease obligations, Note 7	790,932	316,988
Current portion of line of credit obligations, Note 6	135,072	0
Factor borrowing payable, Note 3	0	151,797
Accrued expenses	625,843	330,754
Total current liabilities	3,138,210	1,671,802
Capital lease obligations, Note 7	773,110	377,587
Line of credit obligations, Note 6	996,563	0
Notes payable, Notes 3 and 4	0	1,132,700
	1,769,673	1,510,287
Commitments and contingencies, Note 7		
Shareholders' equity, Notes 8, 9 and 10		
Preferred stock, series A, par value $0.001; authorized shares, 10,000,000; issued and outstanding shares, 0 and 900 at December 31, 2004 and 2003, respectively	0	1
Common stock, par value $0.001; authorized shares, 290,000,000; issued and outstanding shares, 60,028,768 and 31,747,912 at December 31, 2004 and 2003, respectively	60,029	31,748
Additional paid-in capital	19,904,599	8,438,038
Accumulated deficit	(8,643,800)	(6,996,853)
Total shareholders' equity	11,320,828	1,472,934
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 16,228,711	$ 4,655,023

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR
THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
Revenue, Notes 1 and 11	$ 9,972,078	$ 7,000,535	$ 3,786,980
Cost of revenue	4,599,905	3,389,877	2,142,714
Gross Profit	5,372,173	3,610,658	1,644,266
Research & development	476,724	369,510	303,756
Sales & marketing	2,861,351	2,036,232	1,671,901
General & administrative	2,769,848	2,159,323	1,914,776
Stock-based compensation	302,628	-	-
Operating Loss	(1,038,378)	(954,407)	(2,246,167)
Other income (expense):			
Interest income (expense)	(461,313)	(150,229)	(54,165)
Income tax expense	(2,400)	(2,400)	(1,600)
Amortization of loan costs	(39,889)	(43,163)	-
Other income (expense)	(3,905)	94,889	115,305
Net other income (expense)	(507,507)	(100,903)	59,540
Net Loss	$ (1,545,885)	$ (1,055,310)	$ (2,186,627)
Basic and diluted net loss per common share (less preferred dividends) Note 1	$ (0.03)	$ (0.04)	$ (0.10)
Shares used in computing basic and diluted net loss per common share, Note 1	47,365,785	29,708,229	21,412,557

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock Shares	Common Stock Amount	Series A preferred stock Shares	Series A preferred stock Amount	Additional paid-in Capital	Deferred Compensation	Accumulated Deficit	Total
Balance at December 31, 2001	14,799,462	$ 14,799	-	$ -	$ 5,069,690	$ -	$ (3,754,916)	$ 1,329,573
Issuance of common stock to an officer as a restricted stock grant	363,465	363	-	-	149,637	(150,000)	-	-
Amortization of deferred compensation	-	-	-	-	-	150,000	-	150,000
Issuance of common stock upon conversion of note payable	135,682	136	-	-	49,864	-	-	50,000
Issuance of common stock to two employees as a bonus	65,557	66	-	-	22,480	-	-	22,546
Issuance of common stock upon exercise of stock options	502,566	503	-	-	125,510	-	-	126,013
Issuance of warrants to purchase shares of common stock, as loan costs	-	-	-	-	42,136	-	-	42,136
Recapitalization of common equity	8,622,201	8,622	-	-	1,346,701	-	-	1,355,323
Net loss, December 31, 2002	-	-	-	-	-	-	(2,186,627)	(2,186,627)
Balance at December 31, 2002	24,488,933	$ 24,489	-	$ -	$ 6,806,018	$ -	$ (5,941,543)	$ 888,964
Issuance of common stock for Epoch transaction	3,498,419	3,499	-	-	433,803	-	-	437,302
Issuance of common stock as final payment of loan costs	68,306	68	-	-	16,599	-	-	16,667
Issuance of warrants to purchase shares of common stock, as loan costs	-	-	-	-	9,000	-	-	9,000
Issuance of common stock for Nex 2 and $430K options in recapitalization transaction	2,452,393	2,452	-	-	(2,452)	-	-	-
Issuance of common stock for contingencies in Epoch transaction	350,341	350	-	-	(350)	-	-	-
Issuance of common stock upon exercise of stock options	889,520	890	-	-	218,264	-	-	219,154
Issuance of Series A preferred shares	-	-	900	1	855,031	-	-	855,032
Restructure of Dolphin note	-	-	-	-	93,225	-	-	93,225
Issuance of warrants to purchase shares of common stock	-	-	-	-	8,900	-	-	8,900
Net loss, December 31, 2003	-	-	-	-	-	-	(1,055,310)	(1,055,310)
Balance at December 31, 2003	31,747,912	$ 31,748	900	$ 1	$ 8,438,038	$ -	$ (6,996,853)	$ 1,472,934
Issuance of common stock upon exercise of stock options	828,063	828	-	-	232,460	-	-	233,288
Conversion of Dolphin note to common stock	5,516,411	5,516	-	-	1,094,484	-	-	1,100,000
Stock-based compensation	-	-	-	-	302,628	-	-	302,628
Conversion of Series A preferred stock	3,829,788	3,830	(900)	(1)	(3,830)	-	-	(1)
Amortization of capitalized fees related to note	-	-	-	-	(219,141)	-	-	(219,141)
Cash dividends paid on conversion of Series A preferred shares to common stock	-	-	-	-	-	-	(101,062)	(101,062)
Issuance of common stock related to PIPE transaction	18,106,594	18,107	-	-	10,981,893	-	-	11,000,000

Legal fees/commissions related to PIPE transaction	-	-	-	-	(921,933)	-	-	(921,933)
Net loss, December 31, 2004	-	-	-	-	-	-	(1,545,885)	(1,545,885)
Balance at December 31, 2004	60,028,768	$ 60,029	0	$ 0	$ 19,904,599	$ -	$ (8,643,800)	$ 11,320,828

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
OPERATING ACTIVITIES			
NET LOSS	$ (1,545,885)	$ (1,055,310)	$ (2,186,627)
Adjustments to net loss:			
Depreciation & amortization	1,145,050	688,324	638,567
Loss on disposal of fixed assets	(112)	4,738	11,327
Stock-based compensation	302,628	-	-
Changes in operating assets & liabilities			
Accounts receivable, (net	(305,469)	(142,207)	(224,285)
Prepaid expense	(76,733)	(81,801)	(41,199)
Other assets	(68,235)	(41,737)	(36,607)
Accounts payable	323,218	(84,741)	359,357
Accrued compensation	403,227	38,717	(28,509)
Deferred compensation	-	-	(51,230)
Accrued expenses	298,612	(69,579)	122,928
TOTAL CASH PROVIDED BY (USED IN) OPERATIONS	476,301	(743,596)	(1,436,278)
INVESTING ACTIVITIES			
Additions to property & equipment	(1,456,740)	(79,826)	(26,892)
Proceeds from sale of equipment	2,550	4,000	8,094
Relief of restricted cash	49,880	50,000	-
Payments on purchase of assets from Epoch		(200,000)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,404,310)	(225,826)	(18,798)
FINANCING ACTIVITIES			
Payments on notes payable	(36,223)	-	(20,000)
Payments on notes payable to officer	-	-	(12,550)
Payments on capital leases	(746,404)	(342,396)	(282,032)
Proceeds from note payable	-	691,000	409,000
Advances from Sensar Corp.	-	-	500,000
Proceeds from recapitalization	-	-	1,114,806
Proceeds from exercise of stock options	233,288	222,380	117,680
Proceeds from issuance of common stock, net of offering expenses	10,082,313	-	-
Proceeds from sale of Series A preferred stock	-	900,000	-
Payment of costs associated with issuance of stock	-	(47,304)	(268,513)
Payments of dividends associated with conversion of preferred stock	(101,062)	-	-
Proceeds from equipment line of credit	1,131,635	-	-
Payment of loan costs	-	(60,744)	-
Proceeds from (payments to) factoring line, net	(132,359)	142,118	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,431,188	1,505,054	1,558,391
NET INCREASE IN CASH	9,503,179	535,632	103,315
Cash at the beginning of the period	773,143	237,511	134,196
Cash at the end of the period	$ 10,276,322	$ 773,143	$ 237,511
Supplementary disclosure of cash paid during the period for:			
Interest	$ 593,514	$ 123,495	$ 58,301
Income taxes	$ 2,400	$ 2,400	$ 1,600
Equipment acquired under capital leases and other financing	$ 1,608,372	$ 726,291	$ 373,232

See Report of Independent Registered Public Accounting Firm and notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

VitalStream Holdings, Inc. ("VHI"), formerly known as Sensar Corporation, (together with its subsidiaries, the "Company"), is a streaming media and managed services company that offers a broad range of business-to-business Internet products and services, including live webcasting, audio and video streaming, media hosting and consulting services.

VHI historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VHI sold substantially all of its assets relating to its prior operations. On February 13, 2002 VHI entered into an Agreement and Plan of Merger (the "VitalStream Merger Agreement") with VitalStream, Inc. ("VitalStream") regarding the merger of VitalStream with a wholly-owned subsidiary of VHI (the "VitalStream Merger"). The VitalStream Merger, in which the wholly-owned subsidiary of VHI merged with and into VitalStream, (resulting in VitalStream becoming a wholly-owned subsidiary of VHI), was consummated on April 23, 2002.

Although from a legal perspective, VHI acquired VitalStream in the VitalStream Merger, from an accounting perspective the VitalStream Merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VHI. This is because VHI did not have operations immediately prior to the VitalStream Merger, and following the VitalStream Merger, VitalStream was the operating company. See Note 8.

VitalStream was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. In September 2000, VitalStream entered into an agreement to acquire SiteStream, Incorporated ("SiteStream"). SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a substantial customer base for its hosting business and had garnered technical expertise in audio and video streaming. VitalStream and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

As discussed in Note 15, on January 16, 2003, the Company consummated its acquisition of the hosting and colocation business of Epoch Hosting, Inc. and Epoch Networks, Inc. ("Epoch").

Liquidity

The Company has to date incurred recurring losses and has accumulated losses aggregating approximately $8.6 million as of December 31, 2004. The Company's business strategy includes attempting to increase its revenue through investing further in its product development and sales and marketing efforts, and expanding into international markets. The Company intends to finance this portion of its business strategy by using its current working capital resources and cash flows from operations. Management believes its cash flows from operations, together with its liquid assets will be sufficient to fund ongoing operations through at least December 31, 2005. The Company's business strategy also includes the possibility of engaging in strategic acquisitions or otherwise taking steps to more rapidly increase its growth rates.

Principle of Consolidation

The consolidated financial statements include the accounts of VHI and its wholly-owned subsidiaries, VitalStream, Inc., SiteStream Incorporated and VitalStream Broadcasting Corporation. The term "Company" used herein means VitalStream Holdings, Inc. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated. In February, 2003, SiteStream was merged into VitalStream, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the allowance for doubtful accounts, deferred tax asset valuation allowance and useful lives for depreciable and amortizable assets. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Restricted cash is not considered part of cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Accounts Receivable & Concentration of Business and Credit Risk

The Company markets its services to companies and individuals in many industries and geographic locations throughout the United States. The Company's operations are subject to rapid technological advancement and competition in the industry.

Accounts receivable represent financial instruments with potential credit risk. The Company sometimes offers its customers credit terms. The Company makes periodic evaluations of the creditworthiness of its customers and in nearly all cases retains physical possession of the customer's equipment as collateral in the event of non-payment. In the event of non-payment or default, the Company has the ability to terminate services.

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make the required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectibility of the Company's trade accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer-specific or general economic issues, increases in the allowance may be made. Accounts receivable are written off when all collection attempts have failed. Based on the information available, management believes the Company's accounts receivable are collectible.

Property & Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the remaining lease term at the date of installation.

Restricted cash

The Company had $200,289 of restricted cash at December 31, 2004, securing a facility lease. This restricted cash was included in the assets purchased from Epoch (see Note 15).

Customer list

The company acquired a customer list valued at $160,851 with the acquisition of the Epoch assets on January 16, 2003 (see Note 15). This customer list is amortized over its estimated useful life of 36 months. The related amortization expense was $55,425 and $50,000 during the years ended December 31, 2004 and December 31, 2003, respectively.

Loan Costs

Loan costs are related to the Dolphin Notes (see Note 4). They were amortized over the term of the notes, 22 years. The related amortization expense was $223,387 and $31,900 during the years ended December 31, 2004 and December 31, 2003, respectively. The Dolphin Notes were converted to common shares of the Company's stock in June 2004 and all remaining loan costs were expensed accordingly.

Goodwill

Goodwill represents the excess of cost over the value of net assets of businesses acquired pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and is carried at cost unless write-downs for impairment are required. The Company evaluates the carrying value of goodwill on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable, adjustment is then made. To date, no such impairment has been recorded.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments. As of December 31, 2004 and 2003, the Company's bank credit line obligations, capital lease obligations, factoring liability and notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104") "Revenue Recognition," which supersedes Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements." The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principals of SAB 101 remain largely unchanged by the issuance of SAB 104. SAB 104 did not have a material impact on the Company's revenue recognition.

Revenue consists primarily of fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided.

Research and Development

Research and development costs are expensed as incurred, and totaled $476,724, $369,510 and $303,756, for the years ended December 31, 2004, 2003 and 2002, respectively.

Cost of Revenue

Cost of revenue includes the cost of license fees for operating systems software and the direct costs of operating the Company's network, including telecommunications charges, depreciation on the Company's data center equipment, network rent and utilities, and direct labor costs associated with operating the network.

Net Loss Per Share

Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Warrants and options to purchase shares of the Company's stock under its stock option plans, may have a dilutive effect on the Company's earnings per share in the future but are not included in the calculation for 2004, 2003 and 2002 because they have an antidilutive effect in those periods.

Advertising Costs

Advertising and promotional materials are expensed when incurred. Total advertising costs were $343,434, $99,295 and $204,451 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the carrying amounts on the financial statements of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the portion of tax benefits that more likely than not, will not be realized based on available evidence.

Debt Restructuring

The Company accounted for its debt restructuring in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructuring. In accordance with this statement, the effects of the modifications of the terms of the notes payable are recognized prospectively, and do not change the carrying amount of the payable at the date of the restructuring.

Recently Issued Accounting Standards

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The disclosure requirements of this statement were effective for our fiscal year ended December 31, 2003.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-based Payment. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS 123R, we will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. We will adopt the provisions of SFAS 123R during our 2005 fiscal year. The adoption of SFAS 123R is expected to have a material impact on our results of operations.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2004	December 31, 2003
Computers and office equipment	$ 2,017,729	$ 1,063,128
Data center equipment	3,061,831	1,036,551
Furniture and fixtures	152,490	131,949
Leasehold improvements	663,905	608,090
	5,895,955	2,839,718
Less accumulated depreciation and amortization	2,486,474	1,438,787
	$ 3,409,481	$ 1,400,931

3. FACTORING AGREEMENTS

On June 30, 2003, the Company obtained two accounts receivable factoring lines of credit with Alliance Bank that allowed the Company to sell up to an aggregate $1,000,000 in accounts receivable to the bank. Pursuant to certain provisions of the Factoring and Security Agreements ("Factoring Agreements"), the bank advanced between 60% and 80% of the face amount of the invoice, at interest rates ranging from 13 1/2% to 15 1/2%. Effective September 30, 2004, we terminated our Factoring Agreements with Alliance Bank and the related security interest in substantially all of our assets that had secured the Company's financial obligations under the agreement.

4. NOTES PAYABLE AND DEBT RESTRUCTURING

On November 1, 2002, VHI entered into a Convertible Note and Warrant Purchase Agreement with Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. (collectively, "Dolphin"). On January 15, 2003, the Initial Note Purchase Agreement was terminated and superseded by the Amended and Restated Note Purchase Agreement (the "Amended Note Purchase Agreement"). The transaction contemplated by the Amended Note Purchase Agreement was consummated on January 16, 2003.

Pursuant to the Amended Note Purchase Agreement, Dolphin invested $1.1 million in VHI in exchange for $1.1 million in 10% Convertible Promissory Notes (the "Old Dolphin Notes") and warrants to purchase common stock of VHI (the "Dolphin Warrants"). The proceeds of the Old Dolphin Notes were used in part, to pay the $200,000 cash portion of the purchase price under the Amended and Restated Asset Purchase Agreement with Epoch, described in Note 15, and related transaction expenses. Dolphin indirectly owned an equity interest of approximately 95% in Epoch, and Salvatore Tirabassi, who was elected to the board of directors of VHI on January 9, 2003, is an affiliate of Dolphin.

The Old Dolphin Warrants permitted the holder to purchase up to an aggregate of 2.38% of the outstanding common stock of VHI as of the close of the Epoch acquisition (766,105 shares), subject to adjustment on the same terms as the Dolphin Note, at an exercise price of $.34 per share during a three-year term. The Old Dolphin Warrants had been valued at $42,136. In addition, VHI paid Dolphin a financing fee of 95,539 shares of VHI common stock (valued at $25,000) and $42,500 in cash.

In connection with the Amended Note Purchase Agreement, VHI entered into a Registration Agreement under which VHI agreed to register the re-sale of any shares issued to Dolphin pursuant to the conversion of the Dolphin Notes or upon the exercise of the Dolphin Warrants. Pursuant to an investor rights agreement, VHI granted Dolphin Equity Partners a preemptive right on future issuances of preferred equity securities, which would allow Dolphin to maintain its ownership percentage at the same level after the issuance of such preferred equity securities and, together with certain shareholders, agreed to appoint or elect a Dolphin appointee to VHI's board of directors.

Pursuant to a Securities Exchange and Purchase Agreement dated September 30, 2003, (the "Purchase Agreement"), the Company and Dolphin exchanged the Old Dolphin Notes for $1.1 million in 7% Convertible Promissory Notes (the "Dolphin Notes") with different terms than the Old Dolphin Notes and amended various agreements and covenants associated with the Old Dolphin Notes. In connection with the exchange of the Old Dolphin Notes for Dolphin Notes, the warrants to purchase common stock (the "Old Warrants") issued to Dolphin in connection with their purchase of the Old Dolphin Notes were exchanged for Amended and Restated Warrants (the "New Warrants"). The New Warrants have an exercise price of $0.30 per share, compared to $0.34 per share under the Old Warrants, expire on September 30, 2006, compared to January 15, 2006 for the Old Warrants, and like the Old Warrants, permit the holder to purchase a formula-determined number of shares of common stock (currently 842,825 shares). The value of the new warrants was $123,895, and additional legal fees of $44,078 brought the total loan costs to $226,035, which were to be amortized over the life of the notes payable.

On June 16, 2004, the Company and the holder of the Dolphin Notes agreed to convert the Dolphin Notes into common stock in exchange for the Company's agreement to pay in cash all interest on the Dolphin Notes that had accrued or would have accrued through September 30, 2004 and to pay a conversion premium equal to 14% of the outstanding principal (including accrued but unpaid interest through September 30, 2003) under the Dolphin Notes. Upon conversion of the Dolphin Notes, the holder of the Dolphin Notes was issued an aggregate of 5,516,411 shares of common stock and an aggregate cash payment of $267,131.

5. INCOME TAXES

The primary difference between the Company's effective income tax rate and the statutory federal tax rate for the year ended December 31, 2004, relates primarily to losses incurred for which no tax benefit was recognized, due to the uncertainty of their realization. The Company recorded a valuation allowance for 100% of its deferred tax benefit, which is mainly comprised of its loss carryforwards.

At December 31, 2004, the Company has available for federal and state income tax purposes, net operating loss carryforwards of approximately $8,900,000 and $5,200,000, respectively, which begin to expire in 2007. Because of statutory "ownership changes," the amount of net operating losses which may be utilized in future years is subject to significant limitations.

A reconciliation of income tax expense that would result from applying the domestic federal statutory rate to pre-tax income from continuing operations, with income tax expense presented in the financial statements is as follows:

		2004		2003		2002
Income tax at the Federal Statutory rate (34%)	$	(510,000)	$	(350,000)	$	(730,000)
State franchise tax at 8.84%		(130,000)		(90,000)		(190,000)
Rebate for franchise tax		44,000		31,000		65,000
Valuation allowance		598,400		411,400		856,600
	$	2,400	$	2,400	$	1,600

6. FINANCING AGREEMENT

Effective September 30, 2004, we terminated our Factoring and Security Agreement with Alliance Bank and the related security interest in substantially all of our assets that had secured the Company's financial obligations under the agreement. On October 7, 2004, we entered into a one-year $4,000,000 secured credit agreement (the "Agreement") with Comerica Bank ("Comerica"). The Agreement includes a term line of credit of up to $2,000,000 to finance equipment purchases made prior to September 30, 2005 with interest payable based on a rate equal to Comerica's published prime rate plus 0.50% and a revolving line of credit of up to $2,000,000 for general working capital needs with interest payable based on a rate equal to Comerica's published prime rate. The Company has pledged substantially all of its assets to secure repayment of the credit facilities made available under the Agreement. The Company must also maintain a balance of cash at Comerica of not less than

$3,000,000 when aggregate outstanding advances under the credit facilities are less than or equal to $3,000,000, and a balance of not less than $3,500,000 when aggregate outstanding advances under the credit facilities are greater than $3,000,000. The Agreement also contains various other restrictive covenants related to future operations of the Company. As of December 31, 2004, the Company had drawn $1,131,635 on the equipment line of credit.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases facilities and equipment under various lease arrangements. The lease terms range from month-to-month to six years. In November 2002 and August 2003, the Company amended its lease agreement for its corporate facilities located in Irvine, California, extending the term to October 31, 2006, and adding additional space. The Company is required to pay its pro rata share of all taxes, building maintenance costs and insurance. Annual base rental lease payments are as follows:

November 1, 2004 - October 31, 2005	$	138,036
November 1, 2005 - October 31, 2006	$	143,136

In connection with the acquisition of the hosting and colocation assets of Epoch (see Note 15), the Company assumed a sublease for 16,577 rentable square-feet in Los Angeles, California. The sublease expires on February 27, 2009. Annual base rental payments for this facility are approximately $397,848.

Operating lease expense was $554,473, $589,943 and $215,606 for the years ended December 31, 2004, 2003 and 2002, respectively. Assets capitalized under capital leases totaled $2,703,893 and $1,111,614 at December 31, 2004 and 2003, respectively. Amortization of assets capitalized under capital leases is included in depreciation and amortization expense.

Future minimum annual lease payments under noncancelable lease arrangements at December 31, 2004 are as follows:

Calendar Year	Capital leases	Operating Leases	Rent
2005	$ 1,081,211	$ 18,136	$ 540,984
2006	682,572	9,848	517,128
2007	205,772	4,275	397,848
2008	-	-	397,848
2009	-	-	65,124
2010	-	-	-
Totals	$ 1,969,555	$ 32,259	$ 1,918,932
Less Interest	(405,513)		
	1,564,042		
Less current portion	(790,932)		
Due after 1 year	$ 773,110		

Contractual Commitments

The Company entered into contracts with telecommunication providers under which the Company has committed to a minimum usage to be purchased from these providers. The Company is committed to spend a minimum of $828,040 in 2005 under these agreements.

Employment Agreements

The Company has employment agreements with three (3) of its executives, which provide for minimum aggregate annual base salaries of $415,000 annually. The employment agreement for one (1) executive provides for bonuses to be paid, based upon achieving targets that are approved by the Company's board of directors. While each respective executive's employment is terminable at will by the Company, severance payments are provided for in case of termination without cause, as is defined in the employment agreements.

Legal Matters

In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, the Company does not believe that the resolution of currently pending matters (including the matter specifically described below), individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

In September 2004, The Seidler Companies Incorporated ("plaintiff") commenced an action against the Company in the California state courts seeking payment of $52,000 in fees allegedly owed by the Company, and alleging that the Company refused to register shares issuable upon the exercise of 425,000 in warrants of the Company held by the plaintiff, for which plaintiff seeks approximately $525,000 in damages representing the difference in the warrants' exercise price and the highest trading price of the Company's common stock subsequent to the alleged refusal to register the shares. The Company filed a cross-complaint against the plaintiff alleging that plaintiff breached the underlying services contract (and its related fiduciary duties) upon which plaintiff's claim is based and under which the warrants were issued, and seeking among other relief a rescission of the contract, cancellation of the warrants and a refund of $75,000 in fees paid. The Company believes that plaintiff's action is without merit and intends to vigorously defend itself against the claims raised in this action and prosecute the Company's cross-claims against the plaintiff. Discovery in this action has commenced only recently and it is too early to determine the probable range of any potential liability of the Company, if any, in excess of any potential recovery or financial benefit to the Company if it were to prevail on any of its claims against plaintiff.

8. RECAPITALIZATION

On April 23, 2002, VHI and VitalStream Operating Corporation, a wholly-owned subsidiary of VHI ("Merger Sub"), consummated the VitalStream Merger, pursuant to which Merger Sub was merged with and into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VHI. This transaction was recorded as a recapitalization. Prior to the VitalStream Merger, VHI was not an operating company, and its assets consisted principally of cash of approximately $1,100,000 and a note receivable from VitalStream for $500,000. Under the terms of the VitalStream Merger, VHI issued 19,438,895 shares of VHI common stock to the former shareholders of VitalStream (including 1,757,981 shares issued in December 2002, and 2,452,393 shares issued in May 2003, both as contingent consideration) in exchange for all of the outstanding shares of VitalStream.

In addition, options and warrants to purchase VitalStream common stock that were outstanding when the VitalStream Merger closed were automatically converted into options and warrants to purchase VHI common stock. The replacement options and warrants have the same vesting terms, expiration date and aggregate exercise price as the options or warrants being replaced. The replacement options and warrants permit the holder to purchase a number of shares of VHI common stock equal to the number of shares of VHI common stock the holder would have received in the VitalStream Merger had the holder exercised the option in full, immediately prior to the VitalStream Merger. Nonetheless, the number of shares of VHI common stock subject to the replacement options and warrants at December 31, 2004 is 2,367,679 shares of VHI common stock..

9. SHAREHOLDERS' EQUITY

In September 2001, VitalStream received $865,000 from the sale of 1,730,000 shares of Series C convertible preferred stock ("Series C Preferred Stock") in a private placement to a group of investors. Such shares of Series C Preferred Stock converted into an aggregate of 1,257,589 shares of VHI common stock in the VitalStream Merger. The shares of Series C Preferred Stock have been retroactively restated to present the number of shares outstanding after the VitalStream Merger.

The number of shares of common stock of VitalStream was also retroactively restated to present the number of shares after their conversion into VHI common stock in the VitalStream Merger. For all such restatements, we used the conversion rate of .72693 shares of VHI common stock for every share of VitalStream common stock.

Subsequent to April 23, 2002, contingent shares and options that were issued to the former shareholders and optionholders of VitalStream, pursuant to the terms of the merger, were as follows:

Date	Number of Shares	Number of Options
December 23, 2002	1,757,981	208,512
May 13, 2003	2,452,393	283,075
Totals	4,210,374	491,587

On September 30, 2003, the Company entered into a Purchase Agreement described above among the Company, Dolphin Communications Fund II, L.P. and Dolphin Parallel Fund II (Netherlands), L.P. and their affiliates and certain members of the Company's management team. Pursuant to the Purchase Agreement, at the same time as the note exchange described in Note 4 above, Dolphin purchased $550,000 in shares of 2003 Series A Preferred Stock ("Series A Preferred") and associated warrants at a purchase price of $1,000 per unit, with each unit comprised of one share of Series A Preferred and a warrant (an "Additional Warrant") to purchase 833 1/3 shares of common stock at an exercise price of $0.30 per share during a three-year term. Certain members of the Company's executive management team purchased for cash, $350,000 in the Series A Preferred and Additional Warrants on the same terms. Each share of Series A Preferred has a liquidation value of $1,000. Dividends accrue on the liquidation value of the Series A Preferred, and on accrued but unpaid dividends, at the rate of 7% per annum until January 15, 2006; after that date, dividends do not accrue. Dividends are payable when, as and if determined by the Company's Board of Directors, except payment is required in connection with a conversion of the Series A Preferred to common stock (in cash or common stock, at the election of the Company) or redemption (in cash). The liquidation value of each share of Series A Preferred is convertible into common stock at the rate of $0.235 per share, subject to weighted average adjustment for future issuances below conversion price. Shares of Series A Preferred are redeemable at the option of the Company at any time after September 30, 2009. The Company must redeem the Series A Preferred in connection with a change of control transaction. The redemption price of each share of Series A Preferred is the liquidation value plus accrued but unpaid dividends with respect to such share. Shares of Series A Preferred vote with the common stock on an as-converted basis. The shares of Series A Preferred contain various restrictive covenants related to the future operations of the Company. On June 16, 2004, the shares of Series A Preferred were converted into shares of common stock as described below.

On June 16, 2004, the Company closed a transaction contemplated by a Purchase Agreement (the "PIPE Purchase Agreement") with WaldenVC II, L.P. ("Walden"), Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. and their affiliates (collectively, "Dolphin"), and 11 additional investors, including seven private investment funds and four executive officers of the Company. Pursuant to the PIPE Purchase Agreement, the Company issued to the investors an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and

.3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. The warrants also include a call provision requiring the holder of the warrants to exercise the warrants within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for ten consecutive trading days.

In connection with the PIPE Purchase Agreement, the Company and the investors also executed a Registration Rights Agreement pursuant to which the Company agreed to file, and filed, on July 16, 2004, a registration statement registering the re-sale of the common stock issued under the PIPE Purchase Agreement and issuable upon the exercise of the warrants that were issued under the PIPE Purchase Agreement. The investors also became party to a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors were granted piggyback registration rights.

The Company, the investors and certain key shareholders also executed an Investor Rights Agreement pursuant to which, among other things, the investors and key shareholders agreed to facilitate the election or appointment of a nominee for the board of directors designated by Walden beginning on June 30, 2004. Effective June 30, 2004, Phil Sanderson, a general partner at WaldenVC, was appointed by the Company and its Board of Directors to fill the new board position.

ThinkEquity Partners, LLC, was the placement agent for the transaction described in the PIPE Purchase Agreement. In exchange for its services, ThinkEquity received a cash commission of $770,000, which is 7% of the purchase price, and warrants to purchase 543,198 shares of common stock at an exercise price of $.80 per share. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

Simultaneously with the closing of the transaction described in the PIPE Purchase Agreement, the Company, Dolphin and the other holders of the Company's outstanding shares of 2003 Series A Preferred Stock closed the transaction contemplated by a Conversion Agreement (the "Conversion Agreement") among such persons. Pursuant to the Conversion Agreement, Dolphin and the other holders of 2003 Series A Preferred Stock agreed to convert all outstanding shares of 2003 Series A Preferred Stock into common stock in exchange for the Company's agreement to pay in cash all dividends that had accrued or would have accrued through September 30, 2004 with respect to the 2003 Series A Preferred Stock and to pay a conversion premium equal to 4% of the outstanding liquidation value of the 2003 Series A Preferred Stock. Upon conversion of the 2003 Series A Preferred Stock, the holders were issued an aggregate of 3,829,788 shares of common stock and an aggregate cash payment of $101,061. As of June 30, 2004, there were no shares of preferred stock of the Company issued or outstanding.

Upon conversion of the Dolphin Notes described above and the shares of 2003 Series A Preferred Stock, the restrictive covenants contained therein, as well as Dolphin's security interest in substantially all of the Company's assets, were terminated.

In addition, pursuant to exhibits to the PIPE Purchase Agreement, (a) the warrants to purchase common stock held by Dolphin and the other former holders of 2003 Series A Preferred Stock were amended in order to delete any provisions that would decrease the exercise price, or increase the number of shares subject to the warrant, as a result of future issuances of common stock at a price per share less than the exercise prices of the warrants; (b) the Amended and Restated Investor Rights Agreements dated September 30, 2003 was amended in order to delete Dolphin's preemptive right with respect to any future issuances of preferred stock, and (c) the parties entered into a Second Amended and Restated Registration Rights Agreement under which Walden was granted demand registration rights similar to those previously granted to Dolphin and all of the investors under the PIPE Purchase Agreement were granted piggyback registration rights.

The securities in the transactions described above were subsequently registered pursuant to a registration statement on Form S-2 filed on July 16, 2004, and further amended and filed on September 13, 2004, with the Securities and Exchange Commission, and subsequently went effective as of September 16, 2004.

At December 31, 2004, 14,475,376 shares of VHI common stock were reserved for issuance as follows:

Warrants currently issued and outstanding	9,026,002
Options currently issued and outstanding	5,449,374
Total	14,475,376

10. STOCK OPTIONS, WARRANTS AND STOCK GRANTS

VitalStream had a stock option/stock issuance plan (the "VitalStream Stock Option Plan") that provided for the granting of incentive stock options, non-statutory stock options or shares of common stock directly to certain key employees, members of the Board of Directors, consultants and independent contractors according to the terms of the plan. All options by VitalStream prior to April 23, 2002 were issued under the VitalStream Stock Option Plan. Stock grants made under the VitalStream Stock Option Plan amounted to 0, 500,000 and 0 VitalStream shares (0, 363,465 and 0 VHI shares) in 2003, 2002 and 2001, respectively. The VitalStream Stock Option Plan provided for issuance of options to purchase common stock of the Company at 100% of the fair market value at the time of grant with vesting generally over a three-year period. Options under the VitalStream Stock Option Plan were issued solely to employees and consultants of the Company. In May 2001, the board of directors, with shareholder approval, increased the amount of shares available for grant by 2,000,000, taking the total amount available to 4,000,000.

On April 23, 2002, in connection with the VitalStream Merger, stock options granted under the VitalStream Stock Option Plan were converted into options granted under the VHI 2001 Stock Incentive Plan (Amended and Restated) (the "VHI Stock Option Plan"). The VitalStream stock options were converted at the same conversion rate as the shares of common stock, .72693 shares of VHI common stock (.92791 after adjustment for contingencies) for every share of VitalStream common stock subject to the option. The terms of the replacement options issued under the VHI Stock Option Plan are the same as the options issued under the VitalStream Stock Option Plan in all material respects. The number of stock options disclosed below in the summary of stock option activity has been restated to reflect the conversion of VitalStream options into VHI options. Prior to the VitalStream Merger, there were 2,690,000 options to purchase VHI common stock outstanding under the VHI Stock Option Plan held by the present and former VHI officers and directors. Such options remained outstanding following the VitalStream Merger (and because the VitalStream Merger is treated as a recapitalization of VitalStream for accounting purposes, such options are treated as having been assumed by VitalStream in the VitalStream Merger in these financial statements). Such options were fully vested at December 31, 2003, 690,000 expired in April 2003, 1,360,240 were exercised and the remaining 639,760 expire May 2004. The VHI Stock Option Plan was adopted by the Company's Board of Directors in January of 2002, reserving 8,000,000 shares for issuance, which plan was then subsequently approved by the shareholders in January 2003.

On November 25, 2003 and September 2, 2003, two of the former Sensar directors (who were also officers) and two additional former Sensar directors, respectively, entered into agreements whereby certain provisions of their respective option agreements were amended. Each individual had a number of options with an exercise price of $0.25 per share ("$0.25 Options"), and a certain number of options with an exercise price of $0.46 per share ("$0.46 Options"). In exchange for their exercise of a certain number of their $0.25 Options prior to December 31, 2003, on January 1, 2004, the exercise price of the $0.46 Options would be reduced to $0.25 per share. Each individual exercised the appropriate number of $0.25 Options prior to December 31, 2003, and as a result, on January 1, 2004, the exercise price of the $0.46 Options for all four individuals was changed to $0.25 per share.

Stock-Based Compensation

SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

During the second quarter of 2004, common stock options were modified for one former employee as part of a severance agreement which resulted in a new measurement date. The total number of options modified was 467,957. The difference between the exercise price and the fair value of the common stock on the new measurement date for the option totaled $302,628. As a result, $302,628 was recorded for the three months ended June 30, 2004 as a non-cash charge to stock-based compensation.

The fair value of options granted by the Company have been estimated at $323,537, $49,000 and $40,000 at the date of grant, for the years ended December 31, 2004, 2003 and 2002, respectively, using the Black-Scholes valuation method with the following assumptions:

	2004	2003	2002
Risk free interest rate	3.28% to 3.74%	2.27% to 3.37%	3.87% to 5.16
Stock volatility factor	12% - -36%	20%-- 33%	30%
Weighted average expected option life	5 years	5 years	5 years
Expected dividend yield	None	None	None

No compensation expense was recorded for the years ended December 31, 2003 and 2002. For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's compensation expense used in determining the pro forma information may not be indicative of such expense in future periods.

The pro forma net loss per share had the Company accounted for its options using FAS 123 would have been as follows:

		2004		2003		2002
Net loss reported	$	(1,545,885)	$	(1,055,310)	$	(2,186,627)
Basic and diluted net loss per common share as reported		(0.03)		(0.04)		(0.10)
Add back stock-based employee compensation cost, net of related tax effect included in the determination of net loss as reported		302,628		-		-
Total stock-based employee compensation, net of related tax effect that would have been included in the determination of net loss if the fair value-based method would have been applied to all awards		(367,499)		(17,000)		(3,300)
Pro forma net loss as if the fair value-based method had been applied to all awards		(1,610,756)		(1,072,310)		(2,189,927)
Pro forma basic and diluted loss per share as if the fair value method had been applied to all awards	$	(0.03)	$	(0.04)	$	(0.10)

A summary of the VHI stock option activity and related information follows:

	December 31, 2004		December 31, 2003		December 31, 2002	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding - beginning of year	4,584,612	$ 0.41	4,913,981	$ 0.41	1,979,553	$ 0.58
Granted	1,949,000	$ 0.70	1,179,500	$ 0.33	703,731	$ 0.45
Sensar options assumed	-	$ -	-	$ -	2,690,000	$ 0.31
Contingent options earned	-	$ -	283,075	$ -	208,512	$ -
Exercised	(828,063)	$ 0.28	(889,520	$ 0.25	(470,720)	$ 0.25
Forfeited	(256,175)	$ 0.48	(902,424)	$ 0.36	(197,095)	$ 0.69
Outstanding - end of period	5,449,374	$ 0.51	4,584,612	$ 0.41	4,913,981	$ 0.41
Exercisable at the end of period	2,909,887	$ 0.41	2,845,891	$ 0.44	3,425,232	$ 0.39
Weighted average fair value of options granted during the year		$ 323,537		$ 49,000		$ 40,000

The details of the VHI options outstanding as of December 31, 2004 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercisable prices	Number Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.40	2,486,646	2.44	$ 0.3081	1,994,988	$ 0.3128
$0.41 - $0.61	1,598,455	3.79	$ 0.4922	507,626	$ 0.4416
$0.62 - $0.82	698,000	4.40	$ 0.7495	16,000	$ 0.6700
$0.83 - $1.03	391,273	1.16	$ 0.8837	391,273	$ 0.8837
$1.04 - $1.25	275,000	4.28	$ 1.2173	-	$ -
Total	5,449,374	3.08	$ 0.5059	2,909,887	$ 0.4140

Stock Warrants

On April 23, 2002, VHI granted warrants to purchase shares of VHI's common stock as finders' fees as follows:

Number of shares	Per Share Exercise Price	Expiration date
637,500	$ 0.50	April 23, 2005
212,500	$ 0.50	April 23, 2005

These warrants were related to the VitalStream Merger, which was accounted for as a recapitalization, and therefore, no value was assigned to these warrants. These warrants became exercisable on their grant date. Originally, these warrants had an expiration date of October 23, 2003. In conjunction with an amendment to a finders' fee agreement, the expiration date was extended to April 23, 2005.

On May 7, 2002, the Company granted to its investment banker a warrant to purchase 25,000 shares of the Company's common stock at an exercise price of $0.45 per share. The warrant became exercisable on the grant date, and expires on May 7, 2007. No value was assigned to this warrant.

On November 26, 2002, the Company granted to Dolphin, a warrant to purchase 842,825 shares of the Company's common stock at an exercise price of $0.34 per share. The warrant became exercisable on the grant date, and expires on November 26, 2005. A value of $42,136 was originally assigned to this warrant, and was recorded as deferred loan cost, which was amortized over the three year term of the loan. On September 30, 2003, the purchase price of these warrants was reduced to $0.30 per share in connection with the debt restructuring, and the expiration date was changed from November 2005 to September 2006. The change in terms changed the value of these warrants to $123,000, which created an increase of the loan cost by $93,225. Such costs were being amortized over the term of the loan.

On January 16, 2003, the Company granted to its investment banker, a warrant to purchase 200,000 shares of the Company's common stock at an exercise price of $0.35 per share, and a warrant to purchase 200,000 shares of the Company's common stock at an exercise price of $0.26 per share. The warrants became exercisable on the grant date, and expire on January 16, 2008. These warrants were valued at $9,000 and were recorded as loan costs to be amortized over the life of the loan.

On September 30, 2003, in conjunction with the sale of shares of preferred stock described in Note 9, a warrant to purchase 458,333 shares of the Company's common stock at an exercise price of $0.30 per share was issued to Dolphin and warrants to purchase an aggregate of 291,667 shares of the Company's common stock at an exercise price of $0.30 per share were issued to five of the Company's executive officers. The warrants became exercisable on the grant date, and expire on September 30, 2006.

On October 21, 2003, the Company granted to one of its vendors a warrant to purchase 25,000 shares of the Company's common stock at an exercise price of $0.36 per share in conjunction with an amendment to a prior revolving lease line of credit agreement. The warrant became exercisable on the grant date, and expires on October 21, 2006. This warrant was valued at $3,200.

On November 3, 2003, the Company granted to an individual, a warrant to purchase 50,000 shares of the Company's common stock at an exercise price of $0.48 per share in conjunction with an agreement to provide investor relations services to the Company. The warrant vests in equal quarterly installments over a one-year period, and expires on November 3, 2006. The warrant was valued at $5,700.

As noted above, on June 16, 2004, the Company closed a transaction contemplated by the PIPE Purchase Agreement with WaldenVC II, L.P. ("Walden"), Dolphin Communications Fund II, L.P. and Dolphin Communications Parallel Fund II (Netherlands), L.P. and their affiliates (collectively, "Dolphin"), and 11 additional investors, including seven private investment funds and four executive officers of the Company. Pursuant to the PIPE Purchase Agreement, the Company issued to the investors an aggregate of 18,106,594 shares of common stock and 5,431,977 warrants to purchase common stock for an aggregate purchase price of $11 million, or $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009. The warrants also include a call provision requiring the holder of the warrants to exercise the warrants within 10 days of the date, after December 16, 2004, that the closing sales price of the common stock on the principal U.S. trading market for the common stock has equaled or exceeded $1.50 per share (as adjusted for stock splits and dividends, reverse stock splits and the like) for ten consecutive trading days. The investor warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

ThinkEquity Partners, LLC, was the placement agent for the transaction described in the PIPE Purchase Agreement. In exchange for its services, ThinkEquity received a cash commission of $770,000 and warrants to purchase 543,198 shares of common stock at an exercise price of $.80 per share. The placement agent warrants include a net exercise provision, one-time demand registration rights and piggyback registration rights. The placement agent warrants also include standard anti-dilution provisions pursuant to which the exercise price and number of shares issuable thereunder are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction.

As of December 31, 2004 the following warrants were outstanding:

	Number of shares	Per Share Exercise Price		Expiration date
	850,000	$	0.50	April 23, 2005
	123,724	$	0.41	July 31, 2005
	1,592,825	$	0.30	September 30, 2006
	9,278	$	0.54	October 15, 2006
	25,000	$	0.36	October 21, 2006
	25,000	$	0.48	November 3, 2006
	25,000	$	0.45	May 7, 2007
	200,000	$	0.35	January 16, 2008
	200,000	$	0.26	January 16, 2008
	543,198	$	0.80	June 16, 2009
	5,431,977	$	0.6075	June 16, 2009
Total	9,026,002			

11. CONCENTRATIONS

At December 31, 2004, financial instruments that potentially subject the Company to credit risk, consist principally of cash, cash equivalents and restricted cash held at banks in excess of federally insured limits. Total cash and restricted cash in excess of federally insured limits as of December 31, 2004 was $10,231,530.

For 2004, the Company had two customers who represented approximately 18% and 10% of total revenue for the year. Total net accounts receivable from these customers amounted to 23% and 0%, respectively, of the total net accounts receivable as of December 31, 2004. For 2003, the Company had one customer who represented approximately 18% of total revenue for the year. Total net accounts receivable from this customer amounted to 26 % of the total net accounts receivable as of December 31, 2003. For 2002, the Company had one customer who represented approximately 17% of total revenue for the year. Total net accounts receivable from this customer amounted to 21 % of the total net accounts receivable as of December 31, 2002.

12. SITESTREAM PURCHASE

In March 2001, the Company acquired SiteStream, which became a wholly-owned subsidiary of the Company. The total consideration given in the transaction was 2,900,407 shares of VitalStream common stock (2,691,317 shares of VHI common stock), $22,500 cash to two dissenting shareholders and $706,740 of note forgiveness. The Company recorded the acquisition under the purchase method of accounting. Goodwill of $986,565 was recorded on the Company's financial statements as a result of the transaction. The Company recorded $24,665 of amortization during the year ended December 31, 2001, before FAS No. 142 was adopted.

In connection with the SiteStream transaction (and under separate employment agreements with them), the Company issued, subsequent to December 31, 2001, to two former executive officers of SiteStream and now employees of the Company, a total of 90,184 shares of the VitalStream common stock. Of the 90,184 shares, 50,854 shares were issued on January 16, 2002 and 39,330 shares were issued on February 1, 2002 (for a total of 83,683 shares of VHI common stock).

13. SENSAR/VITALSTREAM MERGER

On April 23, 2002, VHI and Merger Sub consummated the VitalStream Merger with VitalStream, pursuant to which Merger Sub was merged with an into VitalStream, with VitalStream surviving as a wholly-owned subsidiary of VHI.

As a result of the VitalStream Merger, all of the outstanding shares of VitalStream capital stock were converted into the right to receive an aggregate of 15,228,521 shares of VHI common stock, plus additional shares as contingent consideration if certain conditions were met. As part of the contingent consideration, 1,757,981 shares and 2,452,393 shares were issued, during the years ended December 31, 2002 and 2003, respectively, representing approximately 73.9% of total shares of VHI immediately following the merger (plus contingent shares issues). All other contingencies expired as of December 31, 2003.

VHI assumed the VitalStream Stock Option Plan and all outstanding options and warrants to purchase VitalStream common stock. Such options and warrants together totaled 2,367,679 shares of VHI common stock at December 31, 2004, after issuance of options under the contingencies above.

14. RELATED PARTY TRANSACTIONS

When the Company acquired SiteStream Incorporated in March 2001, it assumed loans payable to two of SiteStream's officers, totaling $110,384. The Company repaid $45,631 during 2001, and the balance of $64,753 during 2002. These loans bore interest at 4.86%.

During 2002, the Company entered into six separate leases totaling approximately $252,000 in principal, in which the payments are personally guaranteed by two of the Company's officers and directors.

On January 1, 2002, VitalStream granted to one of its executive officers 500,000 shares of its common stock (463,957 shares of VHI common stock).

In May 2002, a note payable for $50,000 to one of the Company's officers was purchased by an employee of the Company. Immediately after the purchase, the note was then converted into VHI common stock at a price of $0.37 per share.

In addition, upon closing of the VitalStream Merger, consulting agreements between VHI and each of the former Chief Executive Officer of VHI, and the former Chief Operating Officer of VHI, became effective. Under such consulting agreements, each of the two individuals terminated his employment agreement with VHI, including all severance rights arising under such employment agreement, and agreed to provide consulting services to VHI. The former Chief Executive Officer received a consulting fee of $8,000 per month through December 31, 2002, and the former Chief Operating Officer received a consulting fee of $12,000 per month through December 31, 2002.

In September 2003, five of the company's officers (one of whom is also a director), purchased shares of the Company's Series A Preferred Stock in the Company's private placement described in Note 8. The five officers purchased $350,000 in shares of Series A Preferred and associated warrants at a purchase price of $1,000 per unit, with each unit comprised of one share of Series A Preferred and an Additional Warrant to purchase 833 1/3 shares of common stock at an exercise price of $0.30 per share during a three year term. Shares were purchased at the offering price.

On June 16, 2004, pursuant to the PIPE Purchase Agreement described above, four of the company's officers purchased $439,000 in shares of the Company's common stock at a price of $0.6075 per unit of one share and .3 warrants. The warrants have an exercise price of $0.6075 per share and expire on June 16, 2009.

15. ACQUISITION OF HOSTING BUSINESS

On January 16, 2003, the Company acquired the Hosting Business of Epoch Hosting, Inc., and Epoch Holdings, Inc. through an Amended and Restated Asset Purchase Agreement. Pursuant to the agreement, VitalStream paid $200,000 in cash, and issued 3,498,419 shares of common stock subsequently followed by an additional 350,341 shares of common stock (together representing 12.5% of outstanding shares after the issuance). At December 31, 2002, the Company had disbursed $101,653 in direct costs related to the asset acquisition. The assets acquired, the liabilities assumed and the consideration given were as follows:

Assets acquired:	
Fixed assets	$422,000
Certificate of Deposit	300,000
Customer list	161,000
Liabilities assumed:	
Accrued liabilities	(16,000)
Legal fees	(230,000)
Net value acquired	$637,000
Consideration paid:	
Cash	$200,000
Equity issued	437,000
Total consideration paid	$637,000

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Company has caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VitalStream Holdings, Inc.

March 31, 2005

By: /s/ Philip N. Kaplan

Philip N. Kaplan, President, Chief Operating Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated. In addition, each person whose signature to this report appears below hereby constitutes and appoints Philip N. Kaplan, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this report, and any and all instruments or documents filed as part of or in connection with this report or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Philip N. Kaplan Philip N. Kaplan	President, , Chief Operating Officer and Director (Principal Executive Officer)	March 31, 2005
/s/ Mark Z. Belzowski Mark Z. Belzowski	Chief Financial Officer (Principal Financial Officer)	March 31, 2005
/s/ Patrick Deane Patrick Deane	Vice President of Finance (Principal Accounting Officer)	March 31, 2005
/s/ Leonard Wanger Leonard Wanger	Director	March 31, 2005
/s/ Charles Lyons Charles Lyons	Director	March 31, 2005
/s/ Ray L. Ocampo Jr. Ray L. Ocampo Jr.	Director	March 31, 2005
/s/ Philip Sanderson Philip Sanderson	Director	March 31, 2005
/s/ Salvatore Tirabassi Salvatore Tirabassi	Director	March 31, 2005

Corporate Directory

Board of Directors

Philip N. Kaplan
President and Chief Operating Officer
VitalStream Holdings, Inc.

Charles Lyons
Chief Executive Officer and Partner,
Beacon Pictures

Raymond L. Ocampo Jr.
President and Chief Executive Officer,
Samurai Surfer LLC

Philip N. Sanderson
General Partner, Walden VC

Salvatore Tirabassi
Partner, Dolphin Equity Partners

Leonard Wanger
Securities Analyst, William Harris Investors

Corporate Officers



Philip N. Kaplan
President and Chief Operating Officer



Mark Z. Belzowski
Chief Financial Officer and Treasurer



Patrick H. Deane
Vice President of Operations



Michael F. Linos
Executive Vice President of Sales and Marketing



Arturo Sida
Vice President, General Counsel and Secretary



Stephen J. Smith
Chief Technical Officer



George T. Grubb
Vice President and General Manager
PlayStream, Inc. (corporate subsidiary)

Corporate Headquarters

One Jenner, Suite 100
Irvine, CA 92618

Phone: (949) 743-2000
Fax: (949) 727-9660
Web: www.vitalstream.com

Transfer Agent

Progressive Transfer
1981 East 4800 South, Suite 100
Salt Lake City, UT 84117

Phone: (801) 277-1400
Fax: (801) 277-3147

Stockholder Information

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission for the year ended December 31, 2004 is available without charge upon written request to:

VitalStream Holdings, Inc.
Attn: Investor Relations
One Jenner, Suite 100
Irvine, CA 92618

The Company's Form 10-K, other general financial information and news about VitalStream's products are also available on the Company's website at www.vitalstream.com.

Market Information – Common Stock

The Company's Common Stock has been traded over-the-counter on the OTC Bulletin Board under the symbol "VSTH".

VitalStream®

The Reliable Streaming Media Service

Irvine:
One Jenner, Suite 100
Irvine, CA 92618

New York:
750 Lexington Ave., 16th Floor
New York, NY 10022

Call (800) 254-7554
www.vitalstream.com